Form 20-F
GUARDIAN BIOTECHNOLOGIES INC
filed 2004-04-30
CIK 1208958

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20 - F

(MARK  ONE)

[  ]     REGISTRATION  STATEMENT  PURSUANT  TO  SECTION  12(B)  OR  12(G) OF THE
SECURITIES  EXCHANGE  ACT  OF  1934
[X]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE
ACT  OF  1934
For  the  fiscal  year  ended  October  31,  2003
[  ]     TRANSITION  REPORT  PURSUANT  TO  SECTION 13 OR 15(D) OF THE SECURITIES
EXCHANGE  ACT  OF  1934
For  the  transition  period  from  __________  or  __________


Commission  file  number:  333-101771

                        GUARDIAN BIOTECHNOLOGIES INC.
            (Exact name of registrant as specified in its charter)

                      Federally incorporated in Canada
                (Jurisdiction of incorporation or organization)

                          4450-110 Gymnasium Place
                   Saskatoon, Saskatchewan, Canada  S7N 0W9
                  (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


        Title of Each Class            Name of Each Exchange On Which Registered
     _______________________                 _____________________________

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                 Common shares
               -----------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
              ------------------------------------------------
                               (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding:  October 31, 2003: 12,607,500

Indicate  by  check  mark  whether  the  registrant:  (1)  has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
(1)  [X] Yes [   ]  No
(2)  [X] Yes [   ]  No

Indicate by check mark which financial statement item the registrant has selected to follow.
[   ]  Item 17  [X]  Item 18

PART I

Item 1. Identity of Directors, Senior Management and Advisers
Not applicable

Item 2. Offer Statistics and Expected Timetable
Not Applicable

Item 3. Key Information
A.  Selected financial data
The selected financial and other data set forth below should be read in conjunction with the audited financial statements of Guardian Biotechnologies Inc. as of October 31, 2003 and 2002 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal year ended October 31, 2003 and period ended October 31 2002 are derived from the audited financial statements of Guardian, which have been audited by D and H Group, independent chartered accountants. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

                      STATEMENT OF OPERATIONS (in U.S. dollars)
                               Select information
              Year ended October 31, 2003 and from inception
                    August 15, 2002 to October 31, 2002

                                      Year ended                    Period ended
                                         2003                            2002
Sales                                     $0                               $0
Operating expenses                   541,150                           98,207
Operating loss                      (541,150)                        (98,207)
Research grant                        45,002                                0
Net loss                            (496,148)                        (98,207)
Other comprehensive income (loss)     28,704                          (1,672)
Comprehensive loss                 $(467,444)                       $(99,879)

Weighted average number
of common shares                  8,449, 041                        3,831,169
Basic and diluted loss per
common share                         $(0.06)                          $(0.03)

         BALANCE SHEETS (in U.S. dollars)  as of October 31, 2003 and 2002
                               Select information
                                                    2003                    2002
Cash and cash equivalents                       $174,895                $259,186
Accounts receivable -trade                        11,623                       0
Other                                              1,248                       0
    Total current assets                         187,766                 259,186
Property, plant and equipment - net               63,957                       0
Total Assets                                    $251,723                $259,186
Accounts payable and accrued liabilities         $21,922                 $40,496
Shareholders' equity                             229,801                 218,690
Total Liabilities and Shareholders' Equity      $251,723                $259,186

Exchange rate information
The following table sets forth, for the periods and dates indicated, certain information concerning the noon buying rate of a US dollar in Canadian dollars. No representation is made that the Canadian dollar or US dollar amounts referred to herein could have been or could be converted into US dollars or Canadian dollars, as the case may be, at any particular rate, or at all.

YEARS ENDED OCTOBER 31 (CDN$ PER US$1.00)

                 AVERAGE RATE(1)    YEAR END              HIGH               LOW
1998                1.4721           1.5432              1.5770           1.4005
1999                1.4948           1.4720              1.5557           1.4512
2000                1.4771           1.5273              1.5311           1.4350
2001                1.5411           1.5905              1.5905           1.4933
2002                1.5718           1.5610              1.6128           1.5108
2003                1.4379           1.3195              1.5903           1.3043
November 2003                                            1.3362           1.2973
December 2003                                            1.3405           1.2923
January 2004                                             1.3340           1.2690
February 2004                                            1.3442           1.3108
March 2004                                               1.3480           1.3080

(1) The average of the noon buying rates on the last date of each month (or a portion thereof) during the period.

B.  Capitalization and indebtedness
Not applicable

C.  Reasons for the offer and use of proceeds
Not applicable

D.  Risk Factors
THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN OUR COMMON STOCK. BEFORE MAKING A DECISION CONCERNING THE PURCHASE OF OUR SECURITIES, YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING FACTORS AND OTHER INFORMATION IN THIS ANNUAL REPORT WHEN YOU EVALUATE OUR BUSINESS. THE POTENTIAL SUCCESS OF OUR BUSINESS MODEL MUST BE CONSIDERED IN LIGHT OF OUR STATUS AS A DEVELOPMENT STAGE COMPANY.

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN WHICH COULD RESULT IN A LOSS FOR OUR INVESTORS
We may never become profitable. If we do achieve profitability at some point in the future, we cannot be certain that we will remain profitable or that profits will increase in the future. For further discussion, see the section of this document entitled " Operating and Financial Review and Prospects" below.

WE REQUIRE ADDITIONAL FUNDING SINCE WE EXPECT A NEGATIVE OPERATING CASH FLOW OVER THE NEXT 12 MONTHS
We expect to experience negative operating cash flow for the foreseeable future as a result of significant upfront expenses needed to develop proprietary therapeutic proteins for medical and veterinary use. Accordingly, we will need to raise additional funds in the short-term in order to fund our business plan. We will need to raise the funds by offering and selling equity securities or convertible debt securities, which will cause the percentage of ownership of our shareholders to be reduced. The securities issued to raise funds may have rights, preferences or privileges that are senior to those of the holders of our other securities, including our common stock. We do not have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating. For further discussion, see "Liquidity and capital resources" in the section of this document entitled "Operating and Financial Review and Prospects" below.

CHANGES OR INTERRUPTIONS TO OUR ARRANGEMENTS WITH SUPPLIERS MAY DECREASE OUR PROFITABILITY OR DESTROY OUR BUSINESS
Serving as a market distributor of laboratory instruments, products and supplies for Toylab Inc. is our initial business. In the case that Toylab fails to meet delivery, quality and technology requirements of the customer, we would be exposed to the risk of being held responsible for customers' claims and could suffer a possible loss of revenue or higher than anticipated costs, which could seriously harm our operating results and ability to attract new business and retain existing business. We are also subject to the risk that Toylab may cease providing their specialized products or may choose not to upgrade their products and thereby diminish the quality of the products we are able to deliver. If we are unable to find a replacement manufacturer, those products may be permanently unavailable. Any of these events could increase our costs and harm our ability to deliver products on time and to compete.

WE MAY NOT ACHIEVE THE CUSTOMER BASE NECESSARY TO BECOME OR REMAIN PROFITABLE, WHICH DECREASES THE VALUE OF OUR STOCK
The laboratory supply industry is highly competitive. Most of our competitors have significantly greater financial, technical, product development and marketing resources than us. Our primary competitors for customers include Prodigene, Inc. with respect to molecular farming, <GENX> International Inc., VWR-Canlab, Fisher Scientific and Labequip Ltd. with respect to sale of laboratory supplies and the laboratory services division of the University of Guelph in Ontario with respect to genetically modified organism (gmo) testing. Many of our competitors have substantial installed customer bases and the ability to fund significant production and marketing efforts. There can be no assurance that future competition will not have a material adverse effect on our results of operations, financial condition or business. For further discussion, see "competition" under the section of this document entitled "Business Overview" below.

THE LOSS OF ANY OF OUR KEY PERSONNEL MAY AFFECT OUR ABILITY TO IMPLEMENT OUR BUSINESS PLAN AND CAUSE OUR STOCK TO DECLINE IN VALUE
We are dependent on key employees to implement our business plan, and the loss of any of them may have a negative affect on our ability to timely and successfully implement our business plan. We have an employment agreement with Sun Lee, CEO and president and with James

Macpherson, director and general manager. We have not obtained key man insurance with respect to such persons. The key persons are Dr's. Sun Lee and James Macpherson.

GOVERNMENT REGULATION OF THE BIOTECHNICAL INDUSTRY AND GENETIC MODIFICATIONS MAY NEGATIVELY AFFECT OUR ABILITY TO PROVIDE THE MARKETPLACE WITH OUR PRODUCTS AND SERVICES
The laws and regulations applicable to genetically modified species (gmo) directly affect us because our products and services are dependent on the biotechnical industry. These laws and regulations are still evolving and unclear and have the potential of affecting our business. We are not aware of any current or pending laws that will have a substantial negative impact on our ability to carry out our business plan.


Investment Risks

OUR COMMON STOCK HAS NO PRIOR MARKET AND PRICES MAY DECLINE
The value and transferability of our common stock is currently affected by the fact that there is no market for the stock. No assurance can be given that a market for our common stock will develop or that it will be listed on the NASD's over-the-counter bulletin board.

OUR ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST OF SHAREHOLDERS; OUR COMMON STOCK SHAREHOLDERS DO NOT HAVE PREEMPTIVE RIGHTS Any additional issuances of common stock by us from our authorized but unissued shares may have the effect of diluting the percentage interest of existing shareholders. Out of our 100,000,000 authorized common shares, 87,392,520, or approximately 87.4%, remain unissued. The board of directors has the power to issue such shares without shareholder approval. We fully intend to issue additional common shares in order to raise capital to fund our business operations and to meet our growth objectives.

SHAREHOLDERS MAY HAVE LITTLE CONTROL OVER DECISION MAKING DUE TO CONCENTRATION OF OWNERSHIP IN THE HANDS OF MANAGEMENT AND DIRECTORS
Our executive officers, directors and one principal shareholder own or exercise full or partial control over 63.53% of our outstanding common stock. As a result, other investors in our common stock may not have much influence on corporate decision making. In addition, the concentration of control over our common stock in the executive officers, directors and principal shareholder could prevent a change in control of the Company.

WE DO NOT ANTICIPATE PAYING DIVIDENDS TO COMMON STOCKHOLDERS IN THE FORESEEABLE FUTURE, WHICH MAKES INVESTMENT IN OUR STOCK SPECULATIVE OR RISKY
We have not paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. The board of directors has sole authority to declare dividends payable to our stockholders. The fact that we have not and do not plan to pay dividends indicates that we must use all of our funds generated by operations for reinvestment in our business activities. Investors also must evaluate an investment in our Company solely on the basis of anticipated capital gains.

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM
Our Articles of Incorporation and Bylaws contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in our Company may be adversely affected to the extent that costs of settlement and damage awards against officers or directors are paid by us pursuant to the indemnification provisions of the Articles of Incorporation. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder form bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

Item 4. Information on the Company
A.  History and Development of the Company
Guardian Biotechnologies Inc. (Guardian) is a Canadian corporation formed federally on August 15, 2002. Nexgen Biotechnologies Inc. (Nexgen) is a 55.52% shareholder and parent company of Guardian. Sun Lee, PhD, is a director, officer and 7.93% shareholder of Guardian and is a director, officer and shareholder of Nexgen. Guardian and Nexgen intend to put an agreement in place to define the business relationship and responsibilities between the two companies and summarized as follows: 1. Guardian expects to utilize proprietary molecular farming technology developed by Nexgen to develop advanced protein products. Nexgen intends to transfer to Guardian its synthetic gene design, a host system technology using vegetables such as cucumbers and oriental melons, access to ten proprietary genetic on/off switches (promoters) and access to Nexgen's Asian and European markets and 2. Nexgen intends to provide GMO testing kits to be distributed by Guardian plus proprietary technology developed by Nexgen to be utilized in the GMO testing techniques. Guardian expects a formal agreement defining the relationship with Nexgen to be put into place over the next six months.

B. Business Overview
Guardian Biotechnologies Inc. is a development stage company engaged in the field of molecular farming to harvest useful proteins for cosmetics, industry and other uses. We intend to become a leader in the development of proprietary therapeutic proteins for medical and veterinary use. The Company intends to become a leader in the production of industrial and cosmetic enzymes. These derived proteins will be formed through the use of plants as the production system within the biotechnology arena referred to as molecular farming. We intend to recruit recognized leaders in scientific research who will aid the Company in its research goals by participating on the advisory board of scientific directors for the Company. We expect to develop relations with North American pharmaceutical, cosmetic and other industrial partners to distribute medical, cosmetic and industrial enzymes to a variety of commercial markets. The Company hopes to utilize a host plant that has no relation to food crops in America, thus achieving a unique status of product that will be uncontaminated and less regulated. This is expected to be a competitive advantage in achieving a dominant position in the fledgling molecular farming industry.

Short term revenue streams are expected to be generated from the sales of lab equipment and supplies and from fees for a service program that will test genetically modified species (GMO).


A brief history of Nexgen Biotechnologies, Inc. follows:
1999    Nov. 4                   Incorporated
2000    Apr. 21                  Registered as a venture company
                                 (Small and Medium Business Administration,Article 2000142271-0542)
2000    May. 23                  First Korean company to develop and distribute GMO Detection Kit
2000    Jun. 26                  GMO Detection Kit: Certificates by Korea Research Institute of Bioscience and Biotechnology
2000    Jul. 3                   GMO Detection Kit: Certificates by Korea Food Research Institutes
2000    Dec. 1                   GMO Detection Kit: One of the top 10 researches of the year according to Popular Science
2001    Feb. 12                  Accredited ISO 9001 for GMO Kit
2001    Mar. 05                  First Korean company to develop and distribute GMO Diagnosis Kit
2001    Mar. 22                  GMO Detection Kit is approved by the US FDA
2001    Jul. 12                  GMO Diagnosis Kit is approved by the US FDA
2001    Sep. 26                  First Korean company to be accredited with ISO 9001 for GMO Search Engine

Nexgen is a biotech company in the molecular farming business with a dedicated focus on developing and mass-producing recombinant proteins used in pharmaceuticals, industrial enzymes and cosmeceuticals. Alongside with its molecular farming business, Nexgen is developing a position in the GMO detection kit market against international and local competitors. The Company commercialized its GMO detection kits in mid 2000 and established a 'Korea GMO Detection Center'. The center provides not only qualitative determination services but also provides quantitative determination services of GM foods to institutions, government and businesses. The GMO Detection Kit was awarded a Korea Millennium Product 2000 by the Ministry of Commerce, Industry and Energy. The Company's main business, molecular farming involves producing useful proteins for cosmetics, industrial process, and edible human vaccines for oral vaccination. Its principal research institute was opened in February 2000. 70% of the Company's employees are R&D staff of which six have PhD's in related fields. Nexgen cooperates with a number of research and educational institutes in Korea, and also holds international ties with major scientific institutes, such as National Research Center/Plant Biotechnology Institutes ("NRC/PBI") of Canada. Nexgen was designated as a bio-venture company by the Korean Government. Nexgen has generated modest revenues to date but has not as yet become profitable and is operating on shareholder investments to pursue its business plan.

Nexgen was the first company in Korea to begin to develop the second generation of plant biotechnology. Nexgen aims to produce highly valuable proteins for medicine, agriculture, and industry. Nexgen's proficiency expands to the fields of molecular farming of useful proteins for cosmetics and industrial process, edible human vaccine for oral vaccination, phytoremediation for the cleaning of contaminated environments, and the development of transgenic plants. Nexgen has several alliances with domestic and foreign companies that include pharmaceutical (Green Cross Pharmaceuticals), cosmetic (Coreana Cosmetic Co.) and animal feed (Dodram Feed Inc.). Guardian will have access to alliances provided through Nexgen provided Guardian and Nexgen conclude their contractual arrangements.

In Canada, there is a potential for increased investment in biotechnology, because overall, funds for knowledge-based technologies have become accessible with the growth of the public and private equity markets. In addition, federal and provincial governments are offering strategic funding through programs, such as the federal government's new Technology Partnerships Canada program, which offers financial support for innovative technologies at the near-market stage of development. We intend to apply for funding although there can be no assurance that our applications will be successful.

Guardian intends to lead in the development of proprietary therapeutic proteins for medical and veterinary use and in the production of industrial and cosmetic enzymes. These proteins will be made through the use of plants as the production system within the biotechnology arena now referred to as Molecular Farming. Our Services

LAB EQUIPMENT
Guardian intends to be a distributor of laboratory instruments, products and supplies manufactured in Korea by Toylab Inc. These products are complementary to the scientific endeavours of the Company and, while providing profits, the sale of lab equipment simultaneously engenders strong links to the scientific community. The sales from Toylab will generate short-term revenues for Guardian that will enhance its yearly operational budget and bring a return on investment to shareholders. A contractual arrangement has been negotiated between the Company and Toylab. The Company has entered into a distribution agreement with Diamed Lab Supplies to conduct direct sales of Toylab equipment and this material is now listed in the Diamed catalogue and on their web-site.

GMO* DETECTION KITS
Guardian still has plans to develop a fee for service program, which will focus on screening genetically modified species and their crop products as well as diagnostic testing. This service will utilize proprietary technology developed by the parent company, Nexgen. The operation of a fee for service program will develop secondary revenues for Guardian that will enhance its yearly operational budget and create shareholder value. Should a client conduct its own testing, Guardian will then sell the client its GMO detection kit. No contractual arrangements have been negotiated between the Company and Nexgen. The implementation of this program has been delayed due to the availability of a specific real-time Polymerase Chain Reaction from Nexgen and the shortage of funds to hire additional personnel to run the service.

* GMO is the acronym for "genetically modified organisms".

MOLECULAR FARMING
In a practice known as molecular farming, scientists raise crops in a controlled environment. The crops are used to derive proteins which have medical and industrial applications. Recent advances allow scientists to utilize low cost production methods to modify plants for the creation of specialized proteins that can be used in beneficial applications in medicine and industry. These advances make possible the production of important value-added products.

Plants can now be used for the large-scale manufacture of proteins of commercial value, such as enzymes, peptides of medicinal and pharmaceutical value, and vaccines for human health care and veterinary purposes.

The Company will work towards being a leader in the large-scale production and the proprietary isolation and recovery of therapeutic proteins and industrial and cosmetic enzymes.

Guardian's approach is unique in that it will use non-traditional food crops in its molecular farming programs. The primary production platform that has been developed is a member of the cucumber family known as the 'oriental melon'. This species has no sexually compatible wild relatives in North America or commercial melon production that could contaminate it. Guardian will make use of oriental melons and cucumbers, which are routinely grown under glass and are not available for cross contamination of food crops. This unique contamination-free status gives Guardian an edge compared to other protein farming companies utilizing corn, potatoes and traditional crops.

Due to its isolation from standard North American crops, this unique production platform has many commercial and regulatory advantages that allow Guardian to be in the position of avoiding or reducing issues that surround the use of North American crop plants in molecular farming. The Company has the goal of achieving large-scale production of these valuable proteins and capturing a primary position in this industry.

Business Strategy
Traditionally, research and development in leading edge technologies can require years before maturation returns revenues to a company. The common strategy for past biotechnology companies has been to rely upon investor funding and delay the introduction of new products or services until later in the development of the company. In order to circumvent the long wait for a return on investment, Guardian has a plan to begin sales of complementary products that will generate profits for the Company in the short term. There is a memorandum of understanding in place between the Company and Nexgen to work together to jointly develop new technologies and products.

The impact of the key short-term revenues being developed by Guardian through the distribution of Toylab products and the introduction of a GMO screening service is that less outside investment will be required to provide financial support for the long-term and potentially lucrative molecular farming project.

In summary, the business strategy for Guardian will be multi staged in that it will consist of three components:

1) Long term: Guardian will invest capital and resources into molecular farming for the development of valuable proteins. Concurrent with this will be the formation of strategic alliances with Canadian and North American pharmaceutical, neutraceutical, cosmetic and animal industry partners with Guardian to facilitate the manufacture, marketing and distribution of these protein products within Canada and the United States. The association with the parent company, Nexgen, will enable Guardian to access Asian and European markets. As well, Guardian will provide North American market penetration for products developed by Nexgen.

2) Mid-term: Guardian will develop a fee for service program which will focus on screening genetically modified species and their crop products as well as diagnostic testing for external clients. This service will be based upon proprietary technology already developed by Nexgen. The operation of fee for service will allow cash flow for Guardian for its yearly operational budget. The goal is to be ISO certified within two years.

3) Short-term: To deal with immediate cash flow, Guardian will function as a distributor of scientific instruments, products and supplies manufactured in Korea by Toylab Inc. It is the goal of Guardian to be self-sufficient within two years and to focus the majority of any capital investment on long-term molecular farming programs.

Industry Overview
The global market size of the biotechnology industry was US was US $30 billion in 2002. By 2005, it is expected to reach US $95 billion and by 2010, US $190 billion*.

There are 1,466 biotechnology companies in the United States, of which 318 are publicly held as of Dec.31 2002. Market capitalization, the total value of publicly traded biotech companies at market prices, was US$206 billion as of mid-April 2003*. The biotechnology industry has more than tripled in size since 1992, with revenues increasing from US$8 billion in 1992 to US$30.3 billion in 2002* *(Ernst and Young LLP and Bioworld). Over the past 14 years, the biotech industry has recorded a 16 percent compounded annual growth rate in revenues.

Annual sales in Canada total more than $2 billion and the number of biotechnology companies in Canada is over 417 as of 2002. Publicly traded company revenues increased 44 percent to $1.4 billion from $1 billion in 2001. R&D expenses were up 17 percent to $555 million from $474 million. The Canadian industry's market capitalization was $8.9 billion in 2002. More than 75% are small but rapidly growing companies with 50 or fewer employees. One quarter of the companies are publicly traded. The health and agriculture sectors together account for more than 75% of the overall biotech industry revenues. Despite the many advances that have been made and the products that have become a commercial reality, only a modest fraction of the potential of biotechnology has been realized to date. The international effort focused on biotechnology continues to expand as products of research assume prominent positions in the international market place.
Source: Ernst & Young LLP, annual biotechnology industry reports, 1993-2002. Financial data based primarily on fiscal-year financial statements of publicly traded companies.

Marketing and Sales
Assuming negotiations with its parent company are successful, Guardian will develop three tiers of customers for its products. The strength of long standing strategic relationships with the parent company, Nexgen, and the NRC (the acronym for the National Research Council which is operated by the Canadian government) will assist in marketing efforts and the establishment of a strong industry reputation. Nexgen was the first company in Korea to develop the second generation of plant biotechnology and has an established history in the field of molecular farming of advanced proteins. Guardian will function closely with Nexgen in order to share the workload, to increase productivity, to take advantage of each company's strengths, and to increase the speed of new product development. Sharing of the workload will prevent costly research and facility duplication for both Guardian and Nexgen. Guardian derives benefit and positioning from industry relationships that have been established by its parent company. Additional alliances include the National Research Council of Canada and the FARR Technology Group, in Ontario, Canada.
Alliances and licensing will be the key marketing operatives for molecular farming products. The customers will be larger pharmaceutical, industrial, agricultural and cosmetic companies that will receive licenses from Guardian to use its products.

Direct mail to industry players, attendance at trade shows and general advertising will attract customers for the GMO testing service. Major food corporations, importers of crops and processed crops and other companies will be the target market as the regulatory requirements for GMO testing are increased.

Industry contacts coupled with direct mail, attendance at trade shows and general advertising will develop clients for Toylab sales. Customers for these products are the numerous labs on campuses, in secondary schools and in independent scientific corporations.

Competition
Currently, Prodigene is the number one player in the field of molecular farming. They have several patents. However, there are 800 types of proteins and many kinds of host systems that can be used to produce them. Guardian, with its parent partner, Nexgen, and the technologies already developed by that company, proposes to utilize a host system that has no relation to crops in America, thus achieving a unique status of product that will be uncontaminated and less regulated. This is the powerful competitive advantage that Guardian offers to its investors. With proper management and the ongoing R&D planned by the company, Guardian has the potential for being a significant factor in the molecular farming industry.

Employees
We currently employ five full-time employees. The Company currently has a combined General Manager/Senior Scientist, three technicians and a combined accountant/office manager. The Company expects to hire additional staff of a second senior scientist, a postdoctoral research associate and three additional technicians. We expect our labour relations to be good. None of our employees are covered by a collective bargaining agreement.

Government Regulation
In 1993, the Organization of Economic Cooperation and Development published the first general principles to govern the production and commercialization of transgenic plants. Essentially these rules regulate how risk assessment should be conducted and documented. Ironically, these rules do not necessarily apply to the transgenic trait but rather to the host plant system. Changes to the plant that make it more "weedy" are the major concern in that the new plant (termed a PNT, or Plant with a Novel Trait) may be able to outgrow other plants in its environment and become a new weed.

The Canadian Food Inspection Agency (CFIA) is the agency responsible for regulating the release of "plants with novel traits". These regulations deal primarily with the unconfined release of new plant varieties in the environment. In 2002 the CFIA issued its "additional guidelines for plants used for plant molecular farming". These regulations essentially regulate process rather than deal with the safety of unconfined release of molecular farming plants into the environment. In other words, Canada does not yet have in place specific regulations regarding molecular farming and the products derived from this industry. This is problematic for molecular farming companies since it provides uncertainty as to how companies should proceed with development and ultimately scale up of their products. The establishment of regulations soon would provide companies with a solid frame work from which to organize their research and development efforts in such a way as to ensure the products will be acceptable and pass Government regulations.

In Canada the industry is critically aware of the concern, both public and scientific, over the use of traditional crop plants for molecular farming. Most companies are imposing self-regulated guidelines to develop new host plant platforms for molecular farming to ensure a safe food supply chain. The industry is anticipating regulations that will prevent the use of traditional food crop plants for molecular farming and is making efforts now to comply with the expected regulations in the future.

Guardian is also committed to using non-food plants for the final production of any of its products and is focused on using oriental melon as well as other plants currently under investigation to ensure the safety of Canadian food production and not cause trade issues for Canadian food producers by not risking accidental food contamination.

As a result of a recently held workshop on molecular farming the CFIA has proposed draft amendments to Regulatory Directive 2000-07 to accommodate confined research trials of PNTs for pharmaceutical production. It is important to note that the CFIA and other regulatory agencies intend to modify existing regulations and not to try formulating a new set of regulations for molecular farming.

Points to note: isolation distances may be greater than those required for other PNTs, disposal and destruction of all harvested plant materials must be witnessed by a CFIA inspector and human toxicity and allergenicity data may be required. At present these suggested modifications have not been officially adopted and all proposed confined field trials are assessed on an individual basis. Further consultations between Agriculture and Agri-Food Canada and CFIA are planned.

The commercial release of plants for larger scale molecular farming activities is not expected for several years. The CFIA has not yet disclosed any information concerning how such activities may be regulated.

The regulatory situation in the USA is somewhat more advanced and some larger scale trials have been completed. A few companies have begun commercial production of novel products from plants and have achieved a regulatory status that allows production on commercial scale. The oversight of biotechnology-derived plants rests with the USDA's Animal and Plant Health Inspection Service, (APHIS), the Food and Drug Administration, (FDA) and the Environmental Protection Agency (EPA) An APHIS document that describes the terms and conditions imposed on confined trials of plants tested in 2002, (barley, corn, rice, sugarcane, tobacco and tobacco mosaic virus) has been published.

As described in the Federal Register, (vol 67, No 149, Aug 2, 2002) an expansion of biotechnology-based crops is anticipated and up-dated field testing requirements and early food safety assessments for new proteins to be produced by plants are suggested. Any new proposals would be implemented through the coordinated activities of the FDA, USDA, and EPA and be based on the following principles:

1. The level of confinement under which a field test of a biotechnology-derived plant is conducted should be consistent with the level of environmental, human and animal health risk associated with the introduced protein and trait.

2. If a trait or protein presents an unacceptable risk or the risks cannot be determined adequately, field test confinement requirements would be rigorous to restrict out-crossing and commingling of seed and the occurrence at any level of biotechnology-derived genes and gene products from these field tests would be prohibited in commercial seed, commodities, and processed food and feed.

3. Even if a trait or protein does not present an unacceptable risk to the environment or public health, field test requirements should still minimize the occurrence of out-crossing and commingling of seed from these field tests, but intermittent, low levels of biotechnology-derived genes and gene products from such field tests could be found acceptable based on data and information indicating the newly introduced traits and proteins meet the applicable regulatory standards.

In our opinion, our planned molecular farming will conform to restrictions currently in place and reasonably anticipated.

C. Organizational Structure
Guardian was federally incorporated on August 15, 2002 under the Canada Business Corporation Act as a privately owned company that operates from its corporate headquarters located in Saskatoon, Saskatchewan, Canada. Guardian is a Canadian affiliate of the Korean based company Nexgen Biotechnologies, Inc. (Nexgen) that was founded in 1999 by Dr . Sun Lee, who also founded and is president and director of the Company.

Nexgen Biotechnologies Inc. (Nexgen) is a 55.52% shareholder and parent company of Guardian. Sun Lee, PhD, is a director, officer and 7.93% shareholder of Guardian and is a director, officer and shareholder of Nexgen. Guardian and Nexgen intend to put an agreement in place to define the business relationship and responsibilities between the two companies.

D. Property, Plants and Equipment
The Company leases its current principal executive offices and technical facilities located at 4450 -110 Gymnasium Place, Saskatoon, Saskatchewan, Canada for Cdn$4,646.00 per month. The lease expires during the fiscal year ending October 31, 2007, and there is no security deposit.

We are leasing our present facilities within the newly developed Industrial Partnership Wing (IPW) of the National Research Council Canada, Plant Biotechnology Institute (NRC/PBI).
The office facilities are leased from the property owners. We do not carry tenants insurance for office contents but intend to carry insurance of Cdn$2,000,000 comprehensive general liability once our lab is in place.

Item 5. Operating and Financial Review and Prospects
The following discussion and analysis is based on and should be read in conjunction with the Company's audited financial statements, including the notes thereto, and other financial information appearing elsewhere herein. The audited consolidated financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A.  Operating Results
Year comparisons between 2003 and 2002
For the year ended October 31, 2003, the Company achieved sales revenues of $nil compared with sales revenues of $nil for the period ended October 31, 2002. The Company's operating loss increased to $496,148 in 2003 from a loss of $98,207 in 2002. Such increase in the operating loss was due primarily to costs incurred in organizing the Company to become a reporting issuer
($282,056 for 2003 - $92,253 for 2002) and to an increase in research expenses ($169,263 for 2003 - $nil for 2002). In the same period, working capital decreased to $165,844 in 2003 from working capital of $218,690 in 2002. As of the year ended October 31, 2003, the Company had an accumulated equity of $229,801. The current year's contribution to the deficit was financed in part by the issuance of shares and the Industrial Research Assistance Program of $45,002.

B.  Liquidity and capital resources
Our initial sources of liquidity are expected to be existing cash, sales from Toylab products, fees from GMO testing services and cash from operations. Guardian has on hand as at October 31, 2003, $ 174,895.00 (approximately $ 230,774 CDN) and anticipates expending an additional half million dollars to complete our planned business strategy, over the next year of its business plan inclusive of $146,000 ($209,306 CDN) in salaries for the year to two of Guardian's directors, and additional staff of a second senior scientist, a postdoctoral research associate and three additional technicians. We will need additional funding in order to maintain research, produce and distribute our products that are under development. We have been granted for the Industrial Research Assistance Program (IRAP) on May 12, 2003 for up to $76,730 ($110,000 CDN) for the Parasites Poultry Vaccine project. Currently the Company is working on an application to the IRAP for the New Castle Disease Vaccine project. We also have been receiving a contribution from the Western Economic Diversification funds for half the salaries of the current two technicians since October, 2003. There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period other than aforementioned funding, or if available, that it can be obtained on satisfactory terms. We have made no arrangements with our officers, directors or affiliates to provide liquidity to us.

We anticipate that we will need to raise additional capital within the next 12 months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have not presently identified any probable business combination. If adequate funds are not available within the next 12 months, we may be required to significantly curtail our operations or no longer be able to operate.

C.  Research and development, patents and licenses, etc.
Research and Development
It is the goal of the Company to continually make enhancements and improvements to its products. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production is excluded from research and development expenses.

Products
Guardian aims to develop a variety of protein products that will range from cosmetic proteins, therapeutic proteins for humans and animals, human and animal antibodies and vaccines as well as multifunctional industrial and animal feed-additive enzymes. The products we are currently developing are:

1) Edible Poultry Vaccines
Vaccine against Eimeria Parasites
We are developing an edible vaccine that will vaccinate fowl against Eimeria parasites. The oral delivery of vaccines is a very attractive alternative to injections due to the low cost of production, easy administration and long term room temperature storage. Our edible vaccine is ready for initial testing in chickens and making arrangements for the first round of chicken testing to begin soon.

Coccidiosis is a serious disease of poultry that is caused by a group of obligate, intracellular protozoan parasites of the genus Eimeria. These parasites cause severe lesions within the intestines of poultry that lead to reduced weight gain, delayed maturity and often death. Worldwide, this group of parasites causes close to $1 billion (US) of economic losses yearly. Since the early 1950's the poultry industry has used anticoccidial compounds to control this disease, however, as with bacterial infections, Eimeria parasites have rapidly developed resistance. With the high cost of drug development, the rapid introduction of resistance and the demands by consumers for chemical free agriculture, new anticoccidial drugs are slow to enter the market place.

These intestinal infections inflict heavy economic losses on poultry. The poultry industry loses millions annually from parasites alone due to decreased weight gain and delaying of maturity. A specific disease called Coccidiosis is caused by protozoa's known as Eimeria that invade the cells in a chicken's or a turkey's intestine. The bird's ability to absorb nutrients suffers, which results in loss of weight or death. Eimeria infects most chickens by the time they are 3 weeks old.

Many avian diseases, including Coccidiosis, are currently controlled by drug therapy. Producers add drugs to commercial feed to combat the problem. Drug-based control measures cost the industry more than $300 million annually. However, they are increasingly ineffective as drug-resistant parasite strains rapidly develop. Also, possible overuse adds to the public's concern over chemical residues in the food supply. Guardian is, therefore, conducting research and development to develop a new and novel vaccine for prevention of Coccidiosis.

The use of recombinant technology has revolutionized the way vaccines are developed. Whenever it is possible to make an effective vaccine using a single protein or a portion of a protein (referred to as a subunit vaccine) this practice is now preferable since the vaccine can be produced without using infected animal or human tissue or cells. This practice avoids any contamination from other infectious bacteria or viruses. Subunit vaccines generally contain a single immunogenic protein which limits the occurrence of undesirable side effects found when whole organisms are used to vaccinate.

However, as attractive as subunit vaccines are, they still require improvement. If the immunogenic protein is produced using traditional animal cell culture, there is a theoretical threat of viral contamination. Also, these immunogenic proteins are administered through injection which then requires sterilization and cold storage. Injected immunogenic proteins are not always effective in providing mucosal immunity, which is of primary importance in Eimeria infections.

In the case of Eimeria infections where the target organs are the intestines, mucosal immunity or secretory IgA (sIgA) antibodies are critical to immunity. The obvious method to generate sIgA antibodies is through the administration of oral vaccines. This has proven difficult due to the problem of early protein digestion within the host digestive system. Even if the protein does survive there is still no assurance that the antigenic protein will be absorbed in sufficient quantities to produce an antigenic response.

The company is developing an edible vaccine that will vaccinate birds against Eimeria parasites. By turning a plant leaf into an edible pellet, an economical vaccine can be produced which will protect chickens against multiple Eimeria parasites. The oral delivery of vaccines is a very attractive alternative to injections due to the low cost of production, easy administration and long term room temperature storage. Testing of these proteins to protect birds against parasite infections is underway.

Working closely with the Western College of Veterinary medicine and the Vaccine and Infectious Disease Organization, both located in Saskatoon, Saskatchewan, we are currently testing our first vaccine protein.

This research is being funded in part by a grant from the Industrial Research Assistance Program of the National Research Council Canada (IRAP).

Vaccine against Newcastle Disease
Newcastle disease is caused by very contagious virus and often results in fatal illness affecting all species of domestic and wild birds throughout the world. This is considered to be the most infectious disease of birds. It is so virulent that often birds will die without showing any clinical symptoms of having a disease. A death rate of 100% can occur in unvaccinated commercial poultry flocks and often disease occurs in vaccinated flocks as well.

California was recently devastated by a severe outbreak of Newcastle disease. In order to fully contain the outbreak over 3.5 million birds, both domestic and wild, had to be destroyed. More than $104 Million (US) was spent by the US Federal task force that was involved in containing this outbreak.

Current  vaccines  are  available  but  they  are  based  upon  attenuated
(live but weak viruses) or killed virus. While these vaccines are somewhat effective often birds develop adverse reactions to the vaccination which result in production losses. An additional problem is that once the flock has been vaccinated using whole viruses it is no longer possible to track the possibility of active infections since all the birds will show the presence of the antibodies that diagnostic assays detect. Although these vaccines do have a protective effect outbreaks still occur in vaccinated flocks.

To overcome these problems Guardian is developing an edible vaccine that is based upon the development of protective antibodies to one specific protein that is present in all highly infectious strains of the virus. This vaccine would provide protection against the virus and also allow monitoring of the flocks using existing diagnostic tests.

IRAP has committed funds to this research program and is slated to start its contributions in June, 2004.

2) Therapeutic Proteins
ENBREL is the only fully human anti-TNF receptor approved by the FDA to reduce the signs and symptoms and inhibit the structural damage in patients with moderately to severely active arthritis, and to reduce the signs and symptoms of active arthritis in patients with psoriatic arthritis. The makers of ENBREL, Amgen Corporation, are currently seeking a plant biotechnology partner to develop the production of ENBREL and other Phase I therapeutic proteins in plants. Guardian, in partnership with its parent company Nexgen, is currently in discussions with Amgen Corporation to develop a partnership to develop the production of therapeutic proteins using plants as biofactories. Talks are underway to define appropriate test proteins and host systems to start collaboration.

3) Bacterial Excretion System
The production of recombinant proteins (e.g. therapeutic proteins) in bacteria (Escehrichia coli) is one of the challenging fields of biotechnology. In E. coli, recombinant proteins can be produced either as soluble forms or as insoluble forms (inclusion body). The formation of inclusion bodies is a frequent consequence of high-level protein production in the cytoplasm. There is no direct evidence why recombinant proteins are sequestered into inclusion bodies in E. coli. These inclusion bodies make protein purification difficult and expensive. Several expression strategies have been developed to aid the expression of recombinant proteins from E. coli. However, although these strategies increase the production of proteins, the successes of these strategies appeared to be protein specific. Also, the purification of soluble target protein from the pool of cytoplasmic proteins is a relatively difficult task as this compartment comprises the vast majority of the total cellular proteins. An ideal method to produce recombinant proteins from E. coli is to simply excrete the protein in the liquid media that the bacteria are grown in. Guardian is currently developing a new technology that allows recombinant proteins to be excreted out of the bacterial cell making protein recovery and purification easier and less expensive. The company has been successful in expressing a recombinant protein and having the bacteria excrete this protein into the liquid media thus facilitating easier and less expensive purification.

4) Other Projects Postponed or Abandoned
In addition to the above projects, during the year 2003 Guardian worked on the development of a rapid screening test against Hyperthyroidism, antibodies against the herbicide 2, 4-D, commercially usable enzyme protease, and diagnostic tests against SARS and West Nile Virus.

Hyperthyroidism
Hyperthyroidism is a disease most often diagnosed long after it has begun due to costs involved in screening for the disease, especially in the USA. The development of a rapid screening test would increase the speed of diagnosis of this disease.

Antibodies
Guardian obtained the rights to express an antibody against the herbicide 2,4-D from the University of Guelph. The expression of this antibody in any plant line would result in resistance to this herbicide.

Proteases
In cooperation with the Plant Biotechnologies Institute (PBI), Guardian isolated enzymes that have commercial value such as the enzyme protease which degrades proteins, and some proteases function at extreme temperatures, such as 5 C or above 60 C. These proteins would function well in cold water or hot water washing and has potential as an additive in detergents for washing clothing. The target markets are very diverse for this project. They range from detergent manufactures to animal food producers, used making cheese, food processing.

SARS Diagnostic Test
Guardian worked on a SARS diagnostic test kit for the rapid detection of the SARS virus. This project was conducted in cooperation with PBI during 2003. The Company determined to allocate its limited working capital to its core projects and, as a result, in February 2004 suspended this work until such time as it becomes economically feasible for the Company to continue on the SARS project.

West Nile Virus Diagnostic Test
Guardian worked on a West Nile Virus diagnostic test. This project was also conducted in cooperation with PBI during 2003. The Company determined to allocate its limited working capital to its core projects and, as a result, in February 2004 also suspended this work until such time as it becomes economically feasible for the Company to continue on the West Nile Virus project.

Guardian delayed further work on these projects in the beginning of 2004 due to the financial and labour needs of these projects and will focus on its three primary projects as described above in 1), 2) and 3).

Proprietary Technology
Intellectual Property
Guardian currently holds no patents and has not as yet applied for any patents an d holds no other registered proprietary knowledge or assets. The Company is, however, in the process of writing provisional patents on its poultry vaccine technology and a bacterial excretion technology.

The Company has proprietary plant transformation technology and host plant systems to facilitate product development in conjunction with its parent company, Nexgen. Currently, assuming satisfactory completion of negotiations with Nexgen, Nexgen's proprietary technology will be shared with the Company. Much of the proprietary technology available to the Company has been developed by the parent company, Nexgen, and will ultimately benefit the operations of Guardian.

Guardian Biotechnologies Inc. is developing a portfolio of components which includes its own proprietary technology and appropriate licenses from other research institutions or Universities. Guardian intends to become a significant factor in the development of proprietary therapeutic proteins for medical and veterinary use. The Company also intends to become a significant factor in the production of industrial and cosmetic enzymes. These proteins will be made through the use of plants as the production system within the biotechnology arena now referred to as Molecular Farming for which the Company expects to apply for patent protection in the future. There can be no assurance that the patents will be granted.

D.  Trend information
See Item 4 B. Business Overview, Industry Overview

E.  Off-balance sheet arrangements
Not applicable

F.  Tabular disclosure of contractual obligations

                                                    Payments due (by period)
                                               less than                                more than
Contractual Obligations              Total      one year      1-3 years      3-5 years    5 years
Long-term debt obligations            $nil          $nil           $nil            -            -
Debentures                            $nil          $nil           $nil            -            -
Long-term accounts payable            $nil          $nil           $nil            -            -
Retirement and severance indemnities  $nil       unknown        unknown      unknown      unknown

G. Safe harbor
Forward looking statements
This annual report contains forward-looking statements. We intend to identify forward-looking statements in this prospectus using words such as "anticipates", "will", "believes", "plans", "expects", "future", "intends" or similar expressions. These statements are based on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Actual future results may differ significantly from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the Risk Factors section. You should not place undue reliance on these forward-looking statements.

Item 6. Directors, Senior Management and Employees
A. Directors and senior management
The following table sets forth the name, age, and position of each Director and Executive Officer of Guardian Biotechnologies Inc.

NAME                     AGE                POSITION
Sun Lee, PhD              45                President, Treasurer and  Director
James MacPherson, PhD     44                Secretary and Director
Paul Arneson, PhD         52                Director
Hyun Cho Chung, Ph D      44                Director
Sung Chan Yu, M.Sc.       42                Director

Dr. Sun Lee represented the first Board of Directors of the Company and was appointed to the Board of Directors on August 15, 2002. Officers will hold their positions at the pleasure of the Board of Directors, absent any employment agreement.

There are no arrangements or understandings between the directors and officers of Guardian Biotechnologies Inc. and any other person pursuant to which any director or officer was or is to be selected as a director or officer. In addition, there are no agreements or understandings for the officers or directors to resign at the request of another person and the above-named officers and directors are not acting on behalf of nor acting at the direction of any other person.

The following summary outlines the professional background of the directors and executive officers of the Company.

Sun Lee, PhD, President, Treasurer and a Director
Dr. Lee brings extensive research experience in the field of molecular farming. His past positions include Director of the Plant Biotechnology Institute at Dongbu Chemical Co., assistant research officer at Canada National Research Council. Dr. Lee has written several theses on plant biotechnology: Genetic transformation of broccoli; Genetic transformation of B.oleracea varieties; Genetic transformation of recalcitrant genotypes of B.napus; Speed transformation of Brassicas; and Development of plant promoters from Brassicas.

Dr. Lee is currently a director, officer and shareholder of Nexgen Biotechnologies, Inc., the Company's parent company.

James  MacPherson,  PhD,  General  Manager,  Secretary  and  a  Director
Dr. MacPherson has two patents for plant cell transformation and has published many articles on molecular cloning and related subjects. He has worked as research manager and senior scientist at Performance Plants Inc. In his capacity as a consultant to Nexgen Biotechnologies, Inc. (parent company of Guardian Biotechnologies Inc.) he was a facilitator for the new biotechnology company (Guardian Biotechnologies Inc.). Past experience includes positions as a research associate at the Plant Biotechnology Institute, National Research Council of Canada, and he was the recipient of two outstanding achievement awards from the National Research Council. Dr. MacPherson is also a member of the science advisory council for the Saskatchewan Institute of Applied Science and Technology.

Paul Arnison, PhD, Scientific Advisor and a Director
Dr. Arnison holds approximately 175 publications to his name and is a leader in plant biotechnology and business development strategies. He is currently President of Botanical Alternatives Inc., dedicated to the production of environmentally responsible pest control agents. Past positions include general manager of FARR Biotechnology Group in Ontario and general manager of Paladin Hybrids Inc. also in Ontario. Dr. Arnison is or has been a board member of AgriGenomics Inc. and Transplastomic Technologies Inc. and has held various other industry positions with government granting agencies, plant breeding, hybrid systems development and novel hybridization systems. Additionally, he has extensive experience with intellectual property issues and technology assessment.

Hyun Cho Chung, Pd.D.,  Director
After receiving his B.Sc. in Korea, Dr. Chung moved to Canada to complete his M.Sc. and eventually his PhD in Oral Biology. In 1995 Dr. Chung joined the Faculty of Pharmaceutical Sciences at the University of British Columbia as a Research Scientist. At the same time he was a research for the Canadian Cystic Fibrosis Research Foundation. Currently Dr. Chung is the Owner of a Natural Health Clinic in Burnaby and an Advisor to the HOC Health Centre in Coquitlam, British Columbia. He also Lectures at the Royal City International College in New Westminster, British Columbia.

Mr. Sung Chan Yu, M.Sc., Director
Mr. Yu graduated from the University of Nebraska, U.S.A. with a Bachelor of Science in Mathematics and followed this with a Masters of Science degree majoring in Applied Mathematics. During his last year of the Masters Degree program he taught mathematics at Metro Community College in Omaha, Nebraska. Mr Yu move d back to Korea in 1992 and has been specializing in Public Market financing and investing for both on and offshore companies. His latest accomplishment has been to launch a well-known venture company on KOSDAQ.

B. Compensation
Executive Compensation
We paid an aggregate amount of compensation during fiscal 2003 to our directors and officers as a group equal t o $116,193 (2002 - $6,343). The amount of retirement and severance benefits accrued for our executive officers and directors in 2003 and 2002 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2003 or 2002.

Stock Option Plan
Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees. There are no stock options or warrants or other securities convertible into Guardian Biotechnologies Inc. common stock outstanding as at October 31, 2003.

We may file a registration statement on Form S-8 after the effective date hereof that would permit and facilitate the offering of options to acquire shares of common stock of the Company by employees, directors and consultants at prices per share at variance with any market quotations at the time. There were no warrants or other securities convertible into Guardian Biotechnologies Inc. common stock outstanding as of October 31, 2003.

Compensation of Directors
Directors, including directors who are also employees of the Company, receive no extra compensation for their service on the Board of Directors of the Company.

Name & Principal Position                   Year     Salary($)      Bonus ($)       Other                 All
                                                                                    Annual              Other
                                                                                 Compensation      Compensation
Sun Lee (Director, President, Treasurer)    2002        Nil          Nil              Nil                Nil
                                            2003      64,969         Nil              Nil                Nil
James Macpherson (Director, Secretary)      2002       6,343         Nil              Nil                Nil
                                            2003      51,224         Nil              Nil                Nil
Paul Arnison (Director)                     2002        Nil          Nil              Nil                Nil
                                            2003        Nil          Nil              Nil                Nil

C. Board practices
The board of directors has the ultimate responsibility for the administration of the affairs of GUARDIAN. Our amended articles of Incorporation, as currently in effect, provide for a board of directors of not less than three directors and not more than ten directors. Under our amended Articles of Incorporation, all directors serve a three year term but may be replaced at the ordinary general meeting of shareholders convened with respect to the last fiscal year. It is expected that all current directors will continue to serve after this offering. The directors are elected at a general meeting of shareholders by a majority of vote of the shareholders present or represented by proxy, subject to quorum requirements of at least one-quarter of all issued and outstanding shares having voting rights. The board currently acts as the Company's audit committee.

Independent auditor
Our amended Articles of Incorporation provide for the appointment by the shareholders of the Company of an independent auditor. The independent auditor's term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor. Currently, D&H Group, Chartered Accountants is our independent auditor.

Independent director
Mr. Paul Arnison, PhD serves on the board as an independent director. We have appointed an additional director, Dr. Hyun Cho Chung.

D. Employees
Employment Contracts with employees and officers
Th e Company has entered into employment contracts, with its current employees. The Company has 5 employees in the following areas: General Manager and Senior Scientist, Accountant and Office Manager, Senior Technician and lab Manager, Two technicians

E. Share Ownership
The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of October 31, 2003 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

NAME                                                    SHARES OWNED            PERCENTAGE OF
                                                                                 SHARES OWNED
Sun Lee - President, Treasurer and a Director             1,000,000                  7.93%
Nexgen Biotechnologies, Inc. (1)                          7,000,000                 55.52%
James Macpherson, Secretary and Director                     10,000                 0.079%
Paul Arnison, Director                                            0                  0.00%
Hyun Cho Chung, Director                                          0                  0.00%
All Executive Officer and Directors as a Group            1,010,000                  8.01%

(1)Sun Lee is President and a major shareholder of Nexgen Biotechnologies, Inc.

Item 7. Major Shareholders and Related Party Transactions

A.   Major shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of October 31, 2003 by each person known to us to own beneficially more than five percent (5%) of our shares.


Name and address                 Amount of Stock             Percentage of Class
                                Beneficially Owned
Nexgen Biotechnologies Inc.       7,000,000                          55.52%
Sun Lee                           1,000,000                           7.93%

Nexgen Biotechnologies Inc. owned 5,000,000 shares of the Company as of October 31, 2002 and acquired additional 2,000,000 shares of the Company during the year 2003.
All the shares are shares of common stock and all have equal rights. There are no arrangements known to the Company the operation of which would at a subsequent date result in a change in control of the Company.

B.  Related party transactions
There is no known relationship between any of the Directors and Officers of the Company with major clients or provider of essential products and technology. Sun Lee, a director and president of the Company, is also the president and a major shareholder of Nexgen Biotechnologies, Inc., a majority shareholder of the Company.

In the event conflicts do arise the Company will attempt to resolve any such conflicts of interest in favour of the Company. The officers and directors of the Company are accountable to the Company and its shareholders as fiduciaries, which require that such officers and directors exercise good faith and integrity in handling the Company's affairs. A shareholder may be able to institute legal action on behalf of the Company on or behalf of that shareholder and all other similarly situated shareholders to recover damages or for other relief in cases of the resolution of conflicts in any manner prejudicial to the Company.

C.  Interests of experts and counsel
Not applicable

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information
See "Item 18- Financial Statements"

B. Significant Changes
There has been no significant change in the Company's affairs since the October 31, 2003 financial statements.

Item 9.  The Offer and Listing
Not Applicable

Item 10. Additional Information
A. Share capital
Not applicable for annual reports filed on Form 20-F
The Company had 8,200,000 shares of common stock issued and outstanding prior to the filing of form F-1 with the U.S. Securities and Exchange Commission. Effective May 14, 2003, the Company offered up to 5,000,000 shares of common stock of the Company to the public at USD$0.10 per share. A total 4,407,500 shares of common stock was issued; 2,000,000 shares to Nexgen Biotechnologies
Inc., the parent company of the Company, and 2,207,500 shares to individuals. The number of current outstanding shares of the Company is 12,607,500 with no par value.

B. Memorandum and articles of association
Refer to Exhibit numbers 3.1 and 3.2 of the Company's Form F-1 accepted for filing May 8, 2003

C.  Material contracts
The Company entered into two agreements with Penn Capital Canada Ltd. ("PCC") located at 16th Floor, 543 Granville Street, Vancouver, BC, Canada:
1. Public company listing services agreement dated August 8, 2002 Since its inception, the Company has been planning to enter the U.S. capital market as a potential means of financing its projects and has filed a registration statement with the SEC and become a reporting issuer. PCC has been providing listing services to the Company from the initial stages of Guardian's plan, including accounting, administration, documentation, office, registration documents and overall administration of the registration process, for fees of $180,000.00.
2.  Investor relations service agreement dated May 12, 2003
The Company agreed to contract PCC for the preparation of promotional materials, preparation of an updated business plan, dissemination of information to the market place, exposure to stock brokers, financial analysts, private investors and financial news letter writers, and preparation of news releases for a program total of $150,000.00 over six months, which period has been extended indefinitely.

D.  Exchange Controls
There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to non-resident holders of the Company's securities, other than withholding tax requirements.
There is no limitation imposed by Canadian law or by the Articles of Incorporation or other charter documents of the Company on the right of a non-resident to hold voting shares of the Company, other than as provided by the Investment Canada Act, as amended (the "Act"), as amended by the North American Free Trade Agreement Implementation Act (Canada), and the World Trade Organization (WTO) Agreement Implementation Act. The Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "non-Canadian" of "control of a Canadian business," all as defined in the Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

E.  Taxation

United States and Canada: there are reciprocal tax treaties between Canada and the United States.
Potential purchasers are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state, local and applicable foreign tax laws of the acquisition, ownership and disposition of common shares.

F.  Dividends and paying agents
Not Applicable

G.  Statement by experts
Not Applicable

H.  Documents on display
Documentation concerning the Company and which is referred to in this filing may be inspected at the Company's offices located at 4450-110 Gymnasium Place, Saskatoon, Saskatchewan, Canada S7N 0W9

I.  Subsidiary Information
Not Applicable

Item 11.  Quantitative  and  Qualitative  Disclosures  About  Market  Risk
We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. Guardian denominates its financial statements in the United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

Inflation
We do not consider that inflation in Canada has had a material impact on our results of operations. Inflation in Canada in 2000, 2001 and 2002 was 2.7%, 2.6%, and 2.2% respectively.

Item 12.  Description of Securities Other Than Equity Securities
Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Not Applicable

Item 15.  Controls and Procedures
Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in 240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.
There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

Item 16.  (Reserved)

Item 16A.  Audit Committee Financial Expert
The Company does not yet have an audit committee financial expert. The Company is in the formative stage and has focused its requirements on biotech experts for its board of directors. The Company intends to appoint a financial expert once commercial operations commence.

Item 16B.  Code of Ethics
The Company does not have in place a written code of ethics that applies to its executive, financial or accounting officers or to persons performing similar functions. The Company is dependent upon its president to lead by example and has faith in his ability to do so. Once the Company becomes more diverse in its operations and where required by regulation, it intends to implement a code of ethics for its officers. The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the code of business conduct and ethics to any person.

Item 16C.  Principal Accountant Fees and Services
(a)Audit Fees
During the last two fiscal years, the Company paid $12,112.44 for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years.
(b)Audit-Related Fees
During the last two fiscal years, the Company paid $3,078.56 for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years that are not reported under (a).
(c)Tax Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).
(e) The Company's board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.
(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

Item 16D. Exemptions from the Listing Standards for Audit Committees Not Applicable

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated
Purchasers
During the year ended October 31, 2003, Nexgen Biotechnologies Inc. acquired an additional 2,000,000 shares of the Company for $200,000.00 ($0.10 per share). Nexgen is the parent company of Guardian and purchased the shares in a private transaction. The Company has no publicly announced plans or programs for the issuance or sale of its shares.




Part III

Item 17.  Financial Statements
Not Applicable

Item 18.  Financial Statements

AUDITOR'S REPORT
To the Stockholders of
Guardian Biotechnologies Inc.

We  have  audited  the  balance  sheet  of  Guardian  Biotechnologies  Inc.
(A Development Stage Company) as at October 31, 2003 and the statements of loss and comprehensive income, stockholders' equity and cash flow for the year then ended and for the period from inception on August 15, 2002 to October 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2003 and the results of its operations and cash flow for the year and period then ended in accordance with United States generally accepted accounting principles.

The financial statements as at, and for the period from inception on August 15, 2002 to October 31, 2002, were reported on by other auditors who expressed an opinion without reservation on those statements in their report dated November 28, 2002.

                                                                     "D&H Group"

Vancouver, B.C., Canada
January 13, 2004  Chartered Accountants

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the shareholders dated January 13, 2004 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                                     "D&H Group"

Vancouver, B.C., Canada
January 13, 2004  Chartered Accountants

Guardian Biotechnologies Inc.
(A Development Stage Company)
BALANCE SHEETS
(Expressed in U.S. Dollars)

                                                                            October 31,
                                                                   2003                    2002

ASSETS

CURRENT ASSETS
  Cash and cash equivalents                                     $ 174,895                 $ 259,186
  Amounts receivable (Note 3)                                      11,623                         -
  Due from related party                                            1,248                         -
                                                                  187,766                   259,186

PROPERTY AND EQUIPMENT (Note 4)                                    63,957                         -

                                                                $ 251,723                 $ 259,186

LIABILITIES

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                       $ 21,922                  $ 40,496

COMMITMENT (Note 5)

STOCKHOLDERS' EQUITY

COMMON STOCK (Note 6) - Authorized
  100,000,000 shares; no par value; issued and outstanding:
  2003 - 12,607,500; 2002 - 7,000,000                          $ 797,124                  $ 318,569

DEFICIT ACCUMULATED DURING
        THE DEVELOPMENT STAGE                                   (594,355)                  (98,207)

ACCUMULATED OTHER COMPREHENSIVE
        INCOME (LOSS)                                             27,032                    (1,672)

                                                                 229,801                    218,690

                                                               $ 251,723                  $ 259,186
                                                              ===========                ===========


GOING CONCERN (Note 1)

See accompanying notes to the financial statements


Approved by the Board      "Dr. Sun Lee"  Director         "Dr. James MacPherson"  Director


Guardian Biotechnologies Inc.
(A Development Stage Company)
STATEMENTS OF LOSS AND COMPREHENSIVE INCOME
(Expressed in U.S. Dollars)

                                                                                                 Cumulative
                                                                              Period from              from
                                                                              inception on     inception on
                                                                               August 15,        August 15,
                                                       Year ended               2002 to             2002 to
                                                      October 31,             October 31,        October 31
                                                             2003                   2002               2003

REVENUE                                             $           -                $     -             $    -
EXPENSES
  Administrative salaries and benefits                     34,905                  2,118             37,023
  Depreciation of property and equipment                    5,307                      -              5,307
  Consulting (Note 7)                                     282,056                 92,253            374,309
  Office                                                    8,748                    527              9,275
  Research                                                169,263                      -            169,263
  Rent                                                     19,649                    460             20,109
  Travel                                                    9,667                    946             10,613
  Professional fees                                        13,288                  1,903             15,191
  Foreign exchange gain (loss)                            (1,733)                      -            (1,733)
                                                        -----------             ----------       ------------
                                                        (541,150)                (98,207)         (639,357)

OTHER INCOME
  Research grant                                           45,002                      -             45,002

NET INCOME (LOSS) FOR THE YEAR                          (496,148)               (98,207)          (594,355)

OTHER COMPREHENSIVE INCOME (LOSS)
  Foreign currency translation                             28,704                (1,672)             27,032

COMPREHENSIVE INCOME (LOSS)                        $    (467,444)            $  (99,879)         $(567,323)

EARNINGS (LOSS) PER COMMON SHARE -
  BASIC AND DILUTED$                                       (0.06)            $    (0.03)

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                             8,449,041             3,831,169



See accompanying notes to the financial statements


Guardian Biotechnologies Inc.
(A Development Stage Company)
STATEMENTS OF STOCKHOLDERS' EQUITY
(Expressed in U.S. Dollars)

                                                                                 Deficit      Accumulated
                                                                             accumulated            other
                                                                              during the    comprehensive
                                            Common stock                     development           income
                                      Shares           Amount                      stage           (loss)
Balance at inception,
    August 15, 2002                       -   $            -  $                    -  $               -
Common shares issued
    for cash                      7,000,000          318,569                       -                    -
Foreign currency translation              -                -                       -              (1,672)
Net income (loss) for the
    period                                -                -                 (98,207)                   -
Balance at,
    October 31, 2002              7,000,000          318,569                 (98,207)             (1,672)
Common shares issued to
    settle accounts payable      1,200,000            38,555                       -                    -
Common shares issued for
    cash                         4,407,500           440,000                       -                    -
Foreign currency translation             -                -                        -               28,704
Net income (loss) for the
    year                                 -                -                 (496,148)                   -
Balance at
    October 31, 2003            12,607,500  $       797,124  $              (594,355)  $           27,032

See accompanying notes to the financial statements

Guardian Biotechnologies Inc.
(A Development Stage Company)
STATEMENTS OF CASH FLOW
(Expressed in U.S. dollars)

                                                                                                    Cumulative
                                                                            Period from                   from
                                                                           inception on           inception on
                                                                             August 15,             August 15,
                                                      Year ended                2002 to                2002 to
                                                     October 31,            October 31,            October 31,
                                                           2003                    2002                   2003
CASH FLOW FROM OPERATING ACTIVTIES
    Net income (loss)                                 $(496,148)               $(98,207)            $(594,355)
    Adjustments to reconcile net cash provided by
    operating activities
    Depreciation of property and equipment                 5,307                      -                  5,307
    Decrease (Increase) in
    Amounts receivable                                  (11,623)                      -               (11,623)
    Due from related party                               (1,248)                      -                (1,248)
    Increase (decrease) in
    Accounts payable and accrued liabilities             19,981                  40,496                 60,477
                                                       (483,731)                (57,711)             (541,442)

CASH FLOW FROM INVESTING ACTIVITY
    Purchase of equipment                               (69,264)                       -              (69,264)

CASH FLOW FROM FINANCING ACTIVITY
    Issue of common shares for cash                     440,000                  318,569               758,569

INCREASE (DECREASE) IN CASH AND CASH                   (112,995)                 260,858               147,863
    EQUIVALENTS DURING THE YEAR

EFFECT OF FOREIGN CURRENCY TRANSLATION                   28,704                   (1,672)               27,032

CASH AND CASH EQUIVALENTS, beginning of year            259,186                        -                     -

CASH AND CASH EQUIVALENTS, end of year                $ 174,895                $ 259,186             $ 174,895

CASH AND CASH EQUIVALENTS IS COMPRISED OF:
    Cash                                              $ 163,527                $ 259,186
    Term deposit                                         11,368                        -
                                                      $ 174,895                $ 259,186

See Note 10.


See accompanying notes to the financial statements



Guardian Biotechnologies Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2003 and 2002
(Expressed in U.S. Dollars)


1.  GOING CONCERN

  Guardian Biotechnologies Inc. (the "Company") was incorporated under the Canada Business Corporations Act on August 15, 2002 and is registered under The Business Corporation Act (Saskatchewan).

  The Company's planned principal business operations are conducted in Canada and will include the development, and commercial exploitation, of therapeutic proteins for medical and veterinary use and for use in the production of industrial and cosmetic enzymes. The Company plans to distribute laboratory equipment, plastic consumable laboratory supplies and testing kits for use with genetically modified organisms. To date, the Company has devoted substantially all of its efforts to developing a business plan and raising capital. The Company has not yet generated revenue from its planned principal business operations. As of October 31, 2003, the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7").

  The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. At October 31, 2003, the Company has incurred losses during the period from inception to October 31, 2003 of $ 594,355.

  The company requires financing to fund its future operations and will attempt to meet its ongoing liabilities as they fall due through the sale of equity securities and/or debt financing. There can be no assurance that the Company will be able to raise the necessary financing to continue in operation or meet its liabilities as they fall due or be successful in achieving profitability from its planned principle operations. Should the Company be unable to realize the carrying value of its assets or discharge its liabilities in the normal course of business, the Company may not be able to remain in operation and the net realizable value of its assets may be materially less than the amounts recorded on the balance sheet.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  These financial statements are in accordance with United States generally accepted accounting principles ("US GAAP"). Significant accounting principles utilized in the preparation of the financial statements are summarized below:

  Basis of presentation
  The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Revenue recognition
  The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price to the customer is fixed or determinable and when collectability is reasonably assured.

 Guardian Biotechnologies Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2003 and 2002
(Expressed in U.S. Dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

  Cash equivalents
  For purposes of reporting cash flows, the Company considers, as cash equivalents, all highly liquid investments with a maturity of three months or less at the time of purchase.

  Property and equipment
  Property and equipment is initially recorded at cost. Expenditures incurred for replacement and betterment of property and equipment are capitalized when incurred. Maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the property and equipment using the straight-line method at the following annual rates:

   Laboratory equipment     10  years
   Computer hardware         3  years
   Office furniture          5  years

  Impairment of long-lived assets
  The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that long-lived assets to be held and used, be assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. SFAS No. 144 established a single accounting model for long-lived assets to be disposed of by sale.

  Research and development
  All research and development costs are expensed when incurred.

  Stock-based compensation
  In  October  1995,  the  Financial  Accounting Standards Board ("FASB") issued
  No.123 "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. SFAS 123 encourages a fair value method of accounting for employee stock-based compensation and requires entities to adopt that method of accounting for its awards of stock-based compensation to non-employees. SFAS 123 allows an entity to continue to recognize employee stock-based compensation using the intrinsic value method as described in Accounting Pronouncement Bulletin Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to account for employee stock-based compensation as prescribed under APB 25. The Company has not issued any stock-based compensation as of October 31, 2003.

  Foreign currency translation
  The Company's functional currency is the Canadian dollar and its books and records are maintained in Canadian dollars. Transactions denominated in currencies other than the Canadian dollar are accounted for in Canadian dollars using the exchange rate in effect at the time. Foreign currency gains and losses are included in earnings. These financial statements are presented in United States ("US") dollars. Assets and liabilities are translated at the rate of exchange in effect at the balance sheet date. Revenues and expenses are translated at the exchange rates in effect at the time the transactions occurred, which is approximated by the use of a weighted average rate of exchange for the periods presented. Foreign currency translation gains and losses are included as an element of other comprehensive income in the statement of loss and comprehensive loss and in the stockholders' equity section of the balance sheet.

Guardian Biotechnologies Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2003 and 2002
(Expressed in U.S. Dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

  Earnings (loss) per share
  Earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each year. Convertible equity instruments, such as convertible preferred shares, stock options and stock purchase warrants would not be considered in the calculation of earnings (loss) per share as their inclusion would be anti-dilutive.

  Income taxes
  The Company follows SFAS No. 109 "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred income tax liabilities and deferred income tax assets for the expected future income tax consequences of events that have been included in the financial statements or income tax returns. Under this method, deferred income tax liabilities and deferred income tax assets are determined based on the difference between the financial statement and income tax basis of assets and liabilities using enacted income tax rates in effect for the year in which the differences are expected to reverse.

  Recent accounting pronouncements
  In April 2002, the FASB issued SFAS No. 145, "Recession of FASB Statements No. 4, 44, and 64, Amendment of FASB No. 13, and Technical Corrections."
  FASB 4 required all gains or losses from extinguishments of debt to be classified as extraordinary items net of income taxes. SFAS 145 requires that gains and losses from extinguishments of debt be evaluated under the provisions of Accounting Principles Board Opinion No. 30, and be classified as ordinary items unless they are unusual or infrequent or meet the specific criteria for treatment as an extraordinary item. This statement is effective January 1, 2003. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

  In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullified Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". SFAS 146 requires recognition of a liability for a cost associated with an exit or disposal activity when the liability is incurred, as opposed to when the entity commits to an exit plan under EITF 94-3. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company does not anticipate that the adoption of this statement will have a material effect on its financial position or results of operations.

  In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123". SFAS 148 amends SFAS 123 to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company has not awarded any stock-based compensation to October 31, 2003.

  In April 2003, the FASB issued SFAS 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities". SFAS 149 amends certain portions of SFAS 133 and is effective for all contracts entered into or modified after June 30, 2003 on a prospective basis. SFA

Guardian Biotechnologies Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2003 and 2002
(Expressed in U.S. Dollars)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

149 is not expected to have a material effect on the results of operations or financial position of the Company as the Company presently has no derivatives or hedging contracts.

In June 2003, the FASB approved SFAS No. 150 "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. SFAS 150 is not expected to have an effect on the Company's financial position.


3.  AMOUNTS RECEIVABLE
                                                   2003                     2002

  Recoverable Canadian federal excise tax       $ 9,369                  $     -
  Other                                           2,254                        -

                                               $ 11,623	                     $ -

4.  PROPERTY AND EQUIPMENT

                                           2003                             2002
                                        Accumulated
                                  Cost   depreciation          Net           Net

    Laboratory equipment       $ 54,502    $ 2,725        $  51,777         $  -
    Computer hardware            12,312      2,331            9,981            -
    Office furniture              2,450        251            2,199            -

                               $ 69,264    $ 5,307        $  63,957         $  -

    During the year, the Company purchased laboratory equipment of $ 46,024 from a corporate stockholder. The transaction was valued at predecessor cost.



5.  COMMITMENT

The Company leases its premises under an operating lease that expires during the fiscal year ending October 31, 2007. The Company is obligated to make the following minimum rental payments under its operating lease in each of the fiscal years ending:

October 31, 2004                                                   $      38,355
        October 31, 2005                                                  38,355
        October 31, 2006                                                  38,355
        October 31, 2007                                                  38,355
                                                                   -------------
                                                                   $     153,420
                                                                   =============

Guardian Biotechnologies Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2003 and 2002
(Expressed in U.S. Dollars)

6.  COMMON STOCK

  During the period from inception on August 15, 2002 to October 31, 2002 the Company issued:
  - 2,000,000 common shares for cash of $ 1,269 ($0.0006 per share) in September 2002 to the founder of the Company at inception, and
  - 5,000,000 common shares for cash of $ 317,300 ($0.06 per share) in September 2002.

  These issuances were made to a director and to a corporation controlled by a director.

  During  the  year  ended  October  31,  2003  the  Company  issued:
  - 1,200,000 common shares to settle accounts payable of $ 38,555
    ($0.03 per share) in November 2002, and
  - 4,407,500 common shares for cash of $440,000 ($0.10 per share) in July 2003.

  The July 4, 2003 issuance included 2,000,000 common shares issued to a corporation controlled by a director and 10,000 common shares issued to a director.

7.  RELATED PARTY TRANSACTIONS

  During the year ended October 31, 2003 the Company paid $ 116,193 (2002 - $ 6,343) to two directors for consulting fees.

  See Note 4 and 5.

8.  FINANCIAL INSTRUMENTS

  Credit risk
  Cash, amounts receivable and the amount due from related party expose the Company to credit risk. The Company minimizes its exposure to credit risk by transacting with parties that are believed to be creditworthy. The Company maintains cash accounts at one Canadian chartered bank, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes credit risk associated with cash is remote.

  Fair value
  The fair value of cash, amounts receivable, the amount due from related party and accounts payable and accrued liabilities are believed to equal their carrying amounts due to their short terms to maturity.

9.  INCOME TAXES

  At October 31, 2003 the Company had non-capital losses for Canadian income tax purposes of approximately CDN. $ 850,000 that may reduce future taxable income for fiscal years to October 31, 2010. The loss carryforwards are subject to review by the Canada Revenue Agency.

  The Company has fully reserved the $ 245,000 potential income tax benefit of the loss carryforwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized. Of the total potential income tax benefit, $ 203,000 is attributable to 2003.

  There are no significant temporary differences at October 31, 2003.

Guardian Biotechnologies Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2003 and 2002
(Expressed in U.S. Dollars)

10.  SUPPLEMENTAL CASH FLOW INFORMATION

   The Company conducted non-cash transactions as follows:

                                                             2003           2002
   Operating activities
     Settlement of accounts payable and accrued
     liabilities by issue of common shares               $(38,555)    $        -

   Financial activities
     Common shares issued to settle accounts
     payable and accrued liabilities                       38,555              -

                                                     $         -      $        -
          The Company has paid no interest or income taxes.

Item 19. Exhibits
None



SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                   Guardian Biotechnologies Inc.



                                                                 By: /S/ Sun Lee
                                                                ----------------
                                                                 Name:  Sun Lee
                                                     Title : President, director

                                                            Date: April 28, 2004

Certifications

CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER PURSUANT TO 18 W.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I,  Sun Lee, certify that:
1. I have reviewed this annual report on Form 20-F of Guardian Biotechnologies Inc. ;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The Company's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15e and 15d-15e) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15f and 15d-15f for the Company and have:

  a. designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
  b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation o f financial statements for external purposes in accordance with generally accepted accounting principles;
  c. Evaluated the effectiveness of the Company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
  d. Disclosed in this report any change in the Company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting; and

5. The Company's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company's auditors and the audit committee of the Company's board of directors (or persons performing the equivalent functions):
  a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize and report financial information; and
  b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal control over financial reporting.

                                                  By:                /s/ Sun Lee
                                                          ----------------------
                                                                 Name:   Sun Lee
                                                  Title:     President, Director
                                                        Date:     April 28, 2004

                                  END OF FILING
                                       37