Form 20-F/A
GUARDIAN BIOTECHNOLOGIES INC
filed 2004-06-29
CIK 1208958

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20 - F/A

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

POSSIBILITY OF MISLEADING INFORMATION PROVIDED TO INVESTORS COULD LEAD TO DAMAGES AGAINST THE COMPANY
The Company improperly stated that its parent company, Nexgen Biotechnologies Inc., had received United States Food and Drug Administration (US FDA) approvals for certain of its products which the Company intended to resell and to use for its GMO screening service. In fact, Nexgen Biotechnologies Inc. did not have FDA approvals but was relying on certificates of analysis and validation prepared by laboratories certified by the FDA.

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


A brief history of Nexgen Biotechnologies, Inc. follows:
1999    Nov. 4                   Incorporated
2000    Apr. 21                  Registered as a venture company
                                 (Small and Medium Business Administration,Article 2000142271-0542)
2000    May. 23                  First Korean company to develop and distribute GMO Detection Kit
2000    Jun. 26                  GMO Detection Kit: Certificates by Korea Research Institute of Bioscience and Biotechnology
2000    Jul. 3                   GMO Detection Kit: Certificates by Korea Food Research Institutes
2000    Dec. 1                   GMO Detection Kit: One of the top 10 researches of the year according to Popular Science
2001    Feb. 12                  Accredited ISO 9001 for GMO Kit
2001    Mar. 05                  First Korean company to develop and distribute GMO Diagnosis Kit
2001    Mar. 22                  GMO Detection Kit is approved by a US FDA licensed laboratory
2001    Jul. 12                  GMO Diagnosis Kit is tested by a US FDA licensed laboratory
2001    Sep. 26                  First Korean company to be accredited with ISO 9001 for GMO Search Engine

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

Item 19. Exhibits
None

Exhibit 12         Section 302 Certification
Exhibit 13         Section 906 Certification

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                   Guardian Biotechnologies Inc.



                                                                 By: /S/ Sun Lee
                                                                ----------------
                                                                 Name:  Sun Lee
                                                     Title : President, director
                                                             Date: June 23, 2004

Exhibit 12.

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

                                                  By:                /s/ Sun Lee
                                                          ----------------------
                                                                 Name:   Sun Lee
                                                  Title:     President, Director
                                                        Date:      June 23, 2004

Exhibit 13.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
In connection with the Annual Report, as amended, of Guardian Biotechnologies Inc. (the "Company") on Form 20-F/A for the year ended October 31, 2003 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Sun Lee, President and Treasurer of the Company, certify, pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

      (1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
      (2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

                                                  By:                /s/ Sun Lee
                                                          ----------------------
                                                                 Name:   Sun Lee
                                                  Title:     President, Director
                                                        Date:      June 23, 2004


                                  END OF FILING
                                       38