Form 20-F
period 2004-10-31
GUARDIAN BIOTECHNOLOGIES INC
filed 2005-05-17
CIK 1208958

UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 20 - F
(MARK ONE)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended OCTOBER 31, 2004
                               ----------------
                                       or
[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from            or
                                    ----------    ----------

COMMISSION FILE NUMBER:  333-101771

                          GUARDIAN BIOTECHNOLOGIES INC.
                          -----------------------------
             (Exact name of registrant as specified in its charter)

                        Federally incorporated in Canada
                        --------------------------------
                 (Jurisdiction of incorporation or organization)

                            4450, 110 Gymnasium Place
                    Saskatoon, Saskatchewan, Canada  S7N 0W9
                    ----------------------------------------
                     (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:


TITLE OF EACH CLASS                    NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------                    -----------------------------------------

---------------------------                         ----------------------------


SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                                  Common shares
--------------------------------------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:


--------------------------------------------------------------------------------
                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding:  April 30, 2005: 12,607,500
--------------------------------------------------------------------------------

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
(1)  [X]  Yes  [_]  No
(2)  [X]  Yes  [_]  No

Indicate by check mark which financial statement item the registrant has selected to follow.
[_] Item 17  [X] Item 18

                                     PART I

ITEM 1.   IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
---------------------------------------------------------------
Not applicable

ITEM 2.   OFFER STATISTICS AND EXPECTED TIMETABLE
-------------------------------------------------
Not Applicable

ITEM 3.   KEY INFORMATION
-------------------------

A.   SELECTED FINANCIAL DATA

The selected financial and other data set forth below should be read in conjunction with the audited financial statements of Guardian Biotechnologies Inc. as of October 31, 2004, 2003 and 2002 including the notes thereto, and "Item 5 - Operating and Financial Review and Prospects" included in this annual report. The selected financial data set forth below for the fiscal years ended October 31, 2004 and 2003 and period ended October 31 2002 are derived from the audited financial statements of Guardian, which have been audited by independent chartered accountants D & H Group LLP as to 2004 and 2003 and Pannell Kerr Forster as to 2002. Our financial statements are compiled in Canadian dollars, expressed in US dollars, and presented in accordance with accounting principles generally accepted in the United States.

                             STATEMENT OF OPERATIONS (in U.S. dollars)
                                         Select information
---------------------------------------------------------------------------------------------
                   Years ended October 31, 2004 and 2003 and from inception on
                               August 15, 2002 to October 31, 2002
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                  Year ended            Year ended           Period ended
                                     2004                  2003                  2002
---------------------------------------------------------------------------------------------

Sales                        $                 0   $                 0   $                 0
                             ----------------------------------------------------------------

Operating expenses                       342,141               541,150                98,207
                             ----------------------------------------------------------------

Operating loss                          (342,141)             (541,150)              (98,207)

Research grant                            70,829                45,002                     0
                             ----------------------------------------------------------------

Net loss                                (271,312)             (496,148)              (98,207)

Other comprehensive income
(loss)                                    11,501                28,704                (1,672)
                             ----------------------------------------------------------------

Comprehensive loss           $          (259,811)  $          (467,444)  $           (99,879)
                             ----------------------------------------------------------------


Weighted average number of
common shares                         12,607,500            8,449, 041             3,831,169
---------------------------------------------------------------------------------------------
Basic and diluted loss per
common share                 $             (0.02)  $             (0.06)  $             (0.03)
---------------------------------------------------------------------------------------------

             BALANCE SHEETS (in U.S. dollars) as of October 31, 2004, 2003 and 2002
                                       Select information


                                                   2004             2003             2002
------------------------------------------------------------------------------  ---------------

Cash and cash equivalents                    $        14,014   $       174,895  $       259,186
Accounts receivable -trade                                 0            11,623                0
Other                                                      0             1,248                0
                                             ---------------------------------  ---------------
    Total current assets                              14,014           187,766          259,186

Property, plant and equipment - net                   57,711            63,957                0
                                             ---------------------------------  ---------------
Total Assets                                 $        71,725   $       251,723  $       259,186
------------------------------------------------------------------------------  ---------------

Accounts payable and accrued liabilities     $        50,911   $        21,922  $        40,496
                                             ---------------------------------  ---------------

Due to director                                       50,824                 0                0
                                             ---------------------------------  ---------------
Shareholders' equity (deficit)                       (30,010)          229,801          218,690
                                             ---------------------------------  ---------------
Total Liabilities and Shareholders' Equity   $        71,725   $       251,723  $       259,186
------------------------------------------------------------------------------  ---------------

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

                  AVERAGE RATE(1)        YEAR END             HIGH              LOW
1998                      1.4721           1.5432           1.5770           1.4005
1999                      1.4948           1.4720           1.5557           1.4512
2000                      1.4771           1.5273           1.5311           1.4350
2001                      1.5411           1.5905           1.5905           1.4933
2002                      1.5718           1.5610           1.6128           1.5108
2003                      1.4379           1.3195           1.5903           1.3043
2004                      1.3152           1.2180           1.3721           1.2180
April, 2005               1.2585

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

BUSINESS RISKS
--------------

WE MAY BE UNABLE TO CONTINUE AS A GOING CONCERN WHICH COULD RESULT IN A LOSS FOR OUR INVESTORS
We may never become profitable. If we do achieve profitability at some point in the future, we cannot be certain that we will remain profitable or that profits will increase in the future. For further discussion, see the section of this prospectus entitled "Management's discussion and analysis or plan of operation" below.

WE REQUIRE ADDITIONAL FUNDING SINCE WE EXPECT A NEGATIVE OPERATING CASH FLOW OVER THE NEXT 12 MONTHS
We expect to experience negative operating cash flow for the foreseeable future as a result of significant upfront expenses needed to develop proprietary therapeutic proteins for medical and veterinary use. Accordingly, we will need to raise additional funds in the short-term in order to fund our business plan. We will need to raise the funds by offering and selling equity securities or convertible debt securities, which will cause the percentage of ownership of our shareholders to be reduced. The securities issued to raise funds may have rights, preferences or privileges that are senior to those of the holders of our other securities, including our common stock. We do not have any contractual restrictions limiting our ability to incur debt. Any significant indebtedness, however, could restrict our ability to fully implement our business plan. If we are unable to repay the debt, we could be forced to cease operating. For further discussion, see "Liquidity and capital resources" in the section of this prospectus entitled "Management's discussion and analysis or plan of operation" below.

CHANGES OR INTERRUPTIONS TO OUR ARRANGEMENTS WITH SUPPLIERS MAY DECREASE OUR PROFITABILITY OR DESTROY OUR BUSINESS
Serving as a market distributor of laboratory instruments, products and supplies for Toylab Inc. is intended to be our initial business. In the case that Toylab fails to meet delivery, quality and technology requirements of the customer, we would be exposed to the risk of being held responsible for customers' claims and could suffer a possible loss of revenue or higher than anticipated costs, which could seriously harm our operating results and ability to attract new business and retain existing business. We are also subject to the risk that Toylab may cease providing their specialized products or may choose not to upgrade their products and thereby diminish the quality of the products we are able to deliver. If we are unable to find a replacement manufacturer, those products may be permanently unavailable. Any of these events could increase our costs and harm our ability to deliver products on time and to compete.

WE MAY NOT ACHIEVE THE CUSTOMER BASE NECESSARY TO BECOME OR REMAIN PROFITABLE, WHICH DECREASES THE VALUE OF OUR STOCK
The laboratory supply industry is highly competitive. Most of our competitors have significantly greater financial, technical, product development and marketing resources than us. Our primary competitors for customers include Prodigene, Inc. with respect to molecular farming, <GENX> International Inc., VWR-Canlab, Fisher Scientific and Labequip Ltd. with respect to sale of laboratory supplies. Many of our competitors have substantial installed customer bases and the ability to fund significant production and marketing efforts.
There can be no assurance that future competition will not have a material adverse effect on our results of operations, financial condition or business. For further discussion, see "competition" under the section of this prospectus entitled "Description of business" below.

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

INVESTMENT RISKS
----------------

OUR COMMON STOCK HAS NO PRIOR MARKET AND PRICES MAY DECLINE
The value and transferability of our common stock is currently affected by the fact that there is no market for the stock. No assurance can be given that a market for our common stock will develop or that it will be listed on the NASD's over-the-counter bulletin board.

OUR ISSUANCE OF ADDITIONAL SHARES MAY HAVE THE EFFECT OF DILUTING THE INTEREST OF SHAREHOLDERS; OUR COMMON STOCK SHAREHOLDERS DO NOT HAVE PREEMPTIVE RIGHTS
Any additional issuances of common stock by us from our authorized but unissued shares may have the effect of diluting the percentage interest of existing shareholders. Out of our 100,000,000 authorized common shares, 87,392,500 or approximately 87.4%, remain unissued. The board of directors has the power to issue such shares without shareholder approval. We fully intend to issue additional common shares in order to raise capital to fund our business operations and to meet our growth objectives.

SHAREHOLDERS MAY HAVE LITTLE CONTROL OVER DECISION MAKING DUE TO CONCENTRATION OF OWNERSHIP IN THE HANDS OF MANAGEMENT AND DIRECTORS
Our executive officers, directors and one principal shareholder own or exercise full or partial control over 73.18% of our outstanding common stock. As a result, other investors in our common stock may not have much influence on corporate decision making. In addition, the concentration of control over our common stock in the executive officers, directors and principal shareholder could prevent a change in control of the Company.

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

LIMITED LIABILITY OF OUR EXECUTIVE OFFICERS AND DIRECTORS MAY DISCOURAGE SHAREHOLDERS FROM BRINGING A LAWSUIT AGAINST THEM
Our Articles of Incorporation and Bylaws contain provisions that limit the liability of directors for monetary damages and provide for indemnification of officers and directors. These provisions may discourage shareholders from bringing a lawsuit against officers and directors for breaches of fiduciary duty and may also reduce the likelihood of derivative litigation against officers and directors even though such action, if successful, might otherwise have benefited the shareholders. In addition, a shareholder's investment in our Company may be adversely affected to the extent that costs of settlement and damage awards against officers or directors are paid by us pursuant to the indemnification provisions of the Articles of Incorporation. The impact on a shareholder's investment in terms of the cost of defending a lawsuit may deter the shareholder from bringing suit against any of our officers or directors. We have been advised that the SEC takes the position that these article and bylaw provisions do not affect the liability of any director under applicable federal and state securities laws.

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

ITEM 4.   INFORMATION ON THE COMPANY
------------------------------------

A.   HISTORY AND DEVELOPMENT OF THE COMPANY
Guardian Biotechnologies Inc. (Guardian) is a Canadian corporation formed federally on August 15, 2002. Nexgen Biotechnologies Inc. (Nexgen) is a 55.5% shareholder and parent company of Guardian. Sun Lee, PhD, is a director, officer and 10.5% shareholder of Guardian and is a director, officer and shareholder of Nexgen. Guardian and Nexgen have agreements in place to define the business relationship and responsibilities between the two companies and summarized as follows: 1. Guardian expects to utilize proprietary molecular farming technology developed by Nexgen to develop advanced protein products. Nexgen intends to transfer to Guardian its synthetic gene design, a host system technology using vegetables such as cucumbers and oriental melons, access to ten proprietary genetic on/off switches (promoters) and access to Nexgen's Asian and European markets.

B.   BUSINESS OVERVIEW

Guardian Biotechnologies Inc. is a development stage company engaged in the field of molecular farming to harvest useful proteins for cosmetics, industry and other uses. The Company intends to become a leader in the development of proprietary therapeutic proteins for medical, veterinary and diagnostic use. The Company intends to become a leader in the production of industrial and cosmetic enzymes. These derived proteins will be formed through the use of plants as the production system within the biotechnology arena referred to as molecular farming. Guardian has recruited recognized leaders in scientific research who will aid the Company in its research goals by participating on the advisory board of scientific directors for the Company. The Company expects to develop relations with North American pharmaceutical, cosmetic and other industrial partners to distribute medical, cosmetic and industrial enzymes to a variety of commercial markets. The Company hopes to utilize a host plant that has no relation to food crops in America, thus achieving a unique status of product that will be uncontaminated and less regulated. This is expected to be a competitive advantage in achieving a dominant position in the fledgling molecular farming industry.

Short term revenue streams are expected to be generated from the sales of lab equipment and supplies.

Guardian is the Canadian subsidiary of Nexgen Biotechnologies Inc which is a Korean Biotech company that is active in the area of Molecular Farming with a dedicated focus on developing and mass-producing recombinant proteins used in pharmaceuticals, industrial enzymes and cosmeceuticals. Alongside with its molecular farming business, Nexgen is developing a position in the GMO detection kit market against international and local competitors. The Company commercialized its GMO detection kits in mid 2000 and established a 'Korea GMO Detection Center'. The center provides not only qualitative determination services but also provides quantitative determination services of GM foods to institutions, government and businesses. The GMO Detection Kit was awarded a Korea Millennium Product 2000 by the Ministry of Commerce, Industry and Energy. The Company's main business, molecular farming involves producing useful proteins for cosmetics, industrial process, and edible vaccines for oral vaccination. Its principal research institute was opened in February 2000. Nexgen cooperates with a number of research and educational institutes in Korea, and also holds international ties with major scientific institutes, such as National Research Council/Plant Biotechnology Institutes ("NRC/PBI") of Canada. Nexgen was designated as a bio-venture company by the Korean Government. Nexgen has generated modest revenues to date but has not as yet become profitable and is operating on shareholder investments to pursue its business plan.

A brief history of Nexgen Biotechnologies, Inc. follows:

1999  Nov. 4   Incorporated

2000  Apr. 21  Registered as a venture company
               (Small and Medium Business Administration, Article 2000142271-0542)

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

2001  Mar. 22  GMO Detection Kit is finalized

2001  Sep. 26  First Korean company to be accredited with ISO 9001 for GMO Search
               Engine

To  date, the Company has generated $nil revenues from the sale of its products.

Nexgen was the first company in Korea to begin to develop the second generation of plant biotechnology. Nexgen aims to produce highly valuable proteins for medicine, agriculture, and industry. Nexgen's proficiency expands to the fields of molecular farming of useful proteins for cosmetics and industrial process, edible human vaccine for oral vaccination, phytoremediation for the cleaning of contaminated environments, and the development of transgenic plants. Nexgen has several alliances with domestic and foreign companies that include pharmaceutical (Green Cross Pharmaceuticals), cosmetic (Coreana Cosmetic Co.) and animal feed (Dodram Feed Inc.). Guardian will have access to alliances provided through Nexgen.

With Guardian in Canada, there is a potential for increased investment in biotechnology, because overall, funds for knowledge-based technologies have become accessible with the growth of the public and private equity markets. In addition, federal and provincial governments are offering strategic funding through programs, such as the federal government's new Technology Partnerships Canada program, which offers financial support for innovative technologies at the near-market stage of development. Guardian intends to apply for funding although there can be no assurance that our applications will be successful.

Guardian intends to lead in the development of proprietary therapeutic proteins for medical and veterinary use and in the production of industrial and cosmetic enzymes. These proteins will be made through the use of plants as the production system within the biotechnology arena now referred to as Molecular Farming.

OUR SERVICES
LAB EQUIPMENT
Guardian is the North American distributor of laboratory instruments, products and supplies manufactured in Korea by Toylab Inc. These products are complementary to the scientific endeavours of the Company and, while providing profits, the sale of lab equipment simultaneously engenders strong links to the scientific community. The sales from Toylab will generate short-term revenues for Guardian that will enhance its yearly operational budget and bring a return on investment to shareholders. A contractual arrangement has been negotiated between the Company and Toylab. The Company has now entered into a distribution agreement with Diamed Lab Supplies to conduct direct sales of Toylab equipment and this material is now listed in the Diamed catalogue and on their web-site. Further, Bio/Can is also distributing Guardians products as well. Sales from Toylab are expected to grow slowly over the next year as the scientific community is generally slow to accept new products due to brand loyalty. Once customers become more familiar with our products sales are expected to grow.

GMO* DETECTION KITS
Guardian no longer has any plans to develop a fee for service program, which would have focused on screening genetically modified species and their crop products. This program could not be established due to lack of suitable equipment and trained personnel to conduct the work. Additionally there is not a large enough market in Canada to be economically viable.

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

The Company also has plans to use E.coli and Saccromyces cerivisiae (yeast) systems to produce proteins as well as using the plant based system. The advantage of these systems is that they are already in use as production platforms to produce therapeutic and industrial enzymes and allow for faster access of new therapeutic proteins into the market place.

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

The business strategy for Guardian will be two-staged in that it will consist of two components:
1) Long term: Guardian will invest capital and resources into molecular farming for the development of valuable proteins. Concurrent with this will be the formation of strategic alliances with North American pharmaceutical, neutraceutical, cosmetic and animal industry partners with Guardian to facilitate the manufacture, marketing and distribution of these protein products within Canada and the United States. The association with the parent company, Nexgen, will enable Guardian to access Asian and European markets. As well, Guardian will provide North American market penetration for products developed by Nexgen.

2) Short-term: To deal with immediate cash flow, Guardian is functioning as a distributor of scientific instruments, products and supplies manufactured in Korea by Toylab Inc. It is the goal of Guardian to be self-sufficient within two years and to focus the majority of any capital investment on long-term molecular farming programs.

INDUSTRY OVERVIEW
The global market size of the biotechnology industry was US$20 billion in 2000. By 2005, it is expected to reach US $95 billion and by 2010, US $190 billion*. There are 1,457 biotechnology companies in the United States, of which 342 are publicly held. Market capitalization, the total value of publicly traded biotech companies at market prices, was US$224 billion as of early May 2002*. The biotechnology industry has more than tripled in size since 1992, with revenues increasing from US$8 billion in 1992 toUS$27.6 billion in 2001* *(Ernst and Young LLP and Bioworld).

Canada is a world leader in biotechnology. Annual sales total more than $2 Billion and the number of biotechnology companies in Canada is over 361(Statistics Canada). More than 75% are small but rapidly growing companies with 50 or fewer employees. One quarter of the companies are publicly traded. The Health and Agriculture sectors together account for more than 75% of the overall biotech revenues.

Despite the many advances that have been made and the products that have become a commercial reality, only a modest fraction of the potential of biotechnology has been realized to date. The international effort focused on biotechnology continues to expand as products of research assume prominent positions in the international market place.
Source: Ernst & Young LLP, annual biotechnology industry reports, 1993-002. Financial data based primarily on fiscal-year financial statements of publicly traded companies.

MARKETING AND SALES
Assuming negotiations with its parent company continue to be successful, Guardian will develop three tiers of customers for its products. The strength of long standing strategic relationships with the parent company, Nexgen, and the NRC (the acronym for the National Research Council which is operated by the Canadian government) will assist in marketing efforts and the establishment of a strong industry reputation. Nexgen was the first company in Korea to develop the second generation of plant biotechnology and has an established history in the field of molecular farming of advanced proteins. Guardian will function closely with Nexgen in order to share the workload, to increase productivity, to take advantage of each company's strengths, and to increase the speed of new product development. Sharing of the workload will prevent costly research and facility duplication for both Guardian and Nexgen. Guardian derives benefit and positioning from industry relationships that have been established by its parent company. Additional alliances include the National Research Council of Canada and the FARR Technology Group, in Ontario, Canada as well as the Vaccine and Infectious Disease Organization (VIDO) in Saskatoon, Canada, and the Western College of Veterinary Medicine also located in Saskatoon, Canada.

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

EMPLOYEES
We currently employ two full-time employees. The Company currently has a combined General Manager/Senior Scientist and one (1) technician. The Company plans to hire additional staff of a research scientist and a commerce graduate to get its staffing to 4 full-time employees. We expect our labour relations to be good. None of our employees are covered by a collective bargaining agreement.

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

C.   ORGANIZATIONAL STRUCTURE
Guardian was federally incorporated on August 15, 2002 under the Canada Business Corporation Act as a privately owned company that operates from its corporate headquarters located in Saskatoon, Saskatchewan, Canada. Guardian is a Canadian affiliate of the Korean based company Nexgen Biotechnologies, Inc. (Nexgen) that was founded in 1999 by Dr. Sun Lee, who also founded and is president and director of the Company.

Nexgen Biotechnologies Inc. (Nexgen) is a 55.5% shareholder and parent company of Guardian. Sun Lee, PhD, is a director, officer and 10.5% shareholder of Guardian and is a director, officer and shareholder of Nexgen. Guardian and Nexgen have put an agreement in place to define the business relationship and responsibilities between the two companies.

D.   PROPERTY, PLANTS AND EQUIPMENT
The Company rents on a month to month basis its current principal executive offices and technical facilities located at IPW-110 Gymnasium Place, Saskatoon, Saskatchewan, Canada for Cdn$4,800.00 per month. There is no security deposit.

We are renting our present facilities within the newly developed Industrial Partnership Wing (IPW) of the National Research Council Canada, Plant Biotechnology Institute (NRC/PBI).
The office facilities are leased from the property owners. We do not carry tenants insurance for office contents but intend to carry insurance of Cdn$2,000,000 comprehensive general liability once our lab is in place.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS
------------------------------------------------------

The following discussion and analysis is based on, and should be read in conjunction with, the Company's audited financial statements, including the notes thereto and other financial information appearing elsewhere herein. The audited financial statements have been prepared using US dollars and are presented in accordance with accounting principles generally accepted in the United States.

A.   OPERATING RESULTS

YEAR COMPARISONS BETWEEN 2004 AND 2003
For the year ended October 31, 2004, the Company achieved sales revenues of $ nil compared with sales revenues of $nil for the year ended October 31, 2003. The Company's operating loss decreased from $496,148 in 2003 to a loss of $271,312 in 2004. Such decrease in the operating loss was due primarily to costs incurred in organizing the Company to become a reporting issuer of $282,056 for 2003 - $nil for 2004). Research expenses remained relatively constant ($146,105 for 2004 - $169,263 for 2003). In the same period, working capital decreased from $165,844 in 2003 to a working capital deficiency of $(87,721) in 2004. As of the year ended October 31, 2004, the Company had an accumulated stockholders' deficiency of $(30,010). The current year's contribution to the deficit was financed in part by loans from a director and by delaying payment of trade accounts payable.

B.   LIQUIDITY AND CAPITAL RESOURCES
Our initial sources of liquidity are expected to be existing cash, sales from Toylab, research grants from Government Organizations and from Venture Capitalists. Since we have no operating history, we must first rely on equity and/or debt financing to launch our business. We will need additional funding in order to produce and distribute our products that are under development. There can be no assurances that financing, whether debt or equity, will be available to us in the amounts required at any particular time or for any particular period, or if available, that it can be obtained on satisfactory terms. We have made no arrangements with our officers, directors or affiliates to provide liquidity to us.

We anticipate that we will need to raise additional capital within the next 12 months in order to continue implementing our business plan and commence full operations. We will need to raise the funds through debt or equity financing or a combination of both. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities is likely to result in dilution to our shareholders. There can be no assurance that sources of capital will be available to us on acceptable terms, or at all. If we are unable to raise additional capital, we may not be able to continue as a going concern, and might have to reorganize under bankruptcy laws, liquidate or enter into a business combination. We have not presently identified any probable business combination. If adequate funds are not available within the next 12 months, we may be required to significantly curtail our operations.

We anticipate the receipt of $238,000 from AgWest in loan proceeds, and up to $135,000 in grant funds from government agencies , which will provide sufficient working capital for the next twelve months. It is the intention of the Company's president to advance any working capital shortfall over the next eighteen months to the Company as additional loans up to $150,000

C.   RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

RESEARCH AND DEVELOPMENT
It is the goal of the Company to continually make enhancements and improvements to its products. Costs incurred to make routine enhancements or improvements, design changes to existing products and trouble shooting in production is excluded from research and development expenses.

PROPRIETARY TECHNOLOGY

INTELLECTUAL PROPERTY
Guardian currently holds no patents and has not as yet applied for any patents and holds no other registered proprietary knowledge or assets. The Company has filed a provisional US Patent application entitled "Oral Vaccine for Poultry Against Eimeria Parasites", application # 60/608,370.

The Company has proprietary plant transformation technology and host plant systems to facilitate product development in conjunction with its parent company, Nexgen. Currently, assuming satisfactory completion of negotiations with Nexgen, Nexgen's proprietary technology will be shared with the Company. Much of the proprietary technology available to the Company has been developed by the parent company, Nexgen, and will ultimately benefit the operations of Guardian.
Guardian Biotechnologies Inc. is developing a portfolio of components which includes its own proprietary technology and appropriate licenses from other research institutions or Universities. Guardian intends to become a significant factor in the development of proprietary therapeutic proteins for medical and veterinary use. The Company also intends to become a significant factor in the production of industrial and cosmetic enzymes. These proteins will be made through the use of plants as the production system within the biotechnology arena now referred to as Molecular Farming for which the Company has applied for patent protection. There can be no assurance that any patents will be granted

D.   TREND INFORMATION
The operations of the Company have been significantly affected, and may continue to be affected for the foreseeable future, by the general unstable economic conditions in Korea and in the Asia Pacific region. The curtailed economic activity in the traditional markets for Nexgen resulted in a significant decline in that Company's sales, production and inventory. The Company is actively seeking to expand its sales into new markets, principally the United States.

E.   OFF-BALANCE SHEET ARRANGEMENTS
Not applicable

F.   TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

                                                        PAYMENTS DUE (BY PERIOD)
                                      ------------------------------------------------------------------
                                                      less than                                more than
CONTRACTUAL OBLIGATIONS                  Total         one year     1-3 years     3-5 years     5 years
--------------------------------------------------------------------------------------------------------
Long-term debt obligations            $        nil  $        nil  $        nil            -            -
--------------------------------------------------------------------------------------------------------
Debentures                            $        nil  $        nil  $        nil            -            -
--------------------------------------------------------------------------------------------------------
Long-term accounts payable            $        nil  $        nil  $        nil            -            -
--------------------------------------------------------------------------------------------------------
Retirement and severance indemnities  $        nil  $        nil  $        nil            -            -
--------------------------------------------------------------------------------------------------------

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

ITEM 6.   DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
----------------------------------------------------

A.   DIRECTORS AND SENIOR MANAGEMENT
The following table sets forth the name, age, and position of each Director and Executive Officer of Guardian Biotechnologies Inc.

--------------------------------------------------------------
        NAME           AGE              POSITION
--------------------------------------------------------------
Sun Lee, PhD            46  President, Treasurer and  Director
--------------------------------------------------------------
James MacPherson, PhD   45  Secretary and Director
--------------------------------------------------------------
Paul Arneson, PhD       53  Director
--------------------------------------------------------------
Hyun Cho Chung, Ph D    45  Director
--------------------------------------------------------------

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

The following summary outlines the professional background of the directors, executive officers and significant employees over the past five years.

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

Dr. Lee functions as the Chief Executive Officer and the Chief Financial Officer of Guardian Biotechnologies Inc.

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

PAUL ARNISON, PHD, SCIENTIFIC ADVISOR AND A DIRECTOR
Dr. Arnison holds approximately 175 publications to his name and is a leader in plant biotechnology and business development strategies. He is currently President of Botanical Alternatives Inc., dedicated to the production of environmentally responsible pest control agents. Past positions include general manager of FARR Biotechnology Group in Ontario and general manager of Paladin Hybrids Inc. also in Ontario. Dr. Arnison has held various industry positions with government granting agencies, plant breeding, hybrid systems development and novel hybridization systems. Additionally, he has extensive experience with intellectual property issues and technology assessment.

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

B.   COMPENSATION
EXECUTIVE COMPENSATION
We paid an aggregate amount of compensation during fiscal 2004 to our directors and officers as a group equal to $36,960 (2003-$116,193; 2002 - $nil). The amount of retirement and severance benefits accrued for our executive officers and directors in 2004, 2003 and 2002 was $nil. There were no pension, retirement or other similar benefits set aside for our executive officers and directors in 2004, 2003 or 2002.

STOCK OPTION PLAN
Under our Articles of Incorporation, we may grant options for the purchase of our shares to certain qualified officers and employees. There are no stock options or warrants or other securities convertible into Guardian Biotechnologies Inc. common stock outstanding as at October 31, 2004. We may file a registration statement on Form S-8 after the effective date hereof that would permit and facilitate the offering of options to acquire shares of common stock of the Company by employees, directors and consultants at prices per share at variance with any market quotations at the time. There were no warrants or other securities convertible into Guardian Biotechnologies Inc. common stock outstanding as of October 31, 2004.

COMPENSATION OF DIRECTORS
Directors and directors who are also employees of the Company receive no extra compensation for their service on the Board of Directors of the Company.

                                                                                          Other          All
                                                                                         Annual         Other
                                              Year         Salary          Bonus      Compensation   Compensation
Name & Principal Position                                    ($)            ($)            ($)
-----------------------------------------------------------------------------------------------------------------
                                          Compensation  Compensation   Compensation   Compensation   Compensation
                                          ------------  -------------  -------------  -------------  ------------
-----------------------------------------------------------------------------------------------------------------
Sun Lee (Director, President, Treasurer)          2002            Nil            Nil            Nil           Nil
                                          -----------------------------------------------------------------------
                                                  2003         58,097            Nil            Nil           Nil
                                          -----------------------------------------------------------------------
                                                  2004            Nil            Nil            Nil
-----------------------------------------------------------------------------------------------------------------
James Macpherson (Director, Secretary)            2002          2,118            Nil            Nil           Nil
                                          -----------------------------------------------------------------------
                                                  2003         34,905            Nil            Nil           Nil
                                          -----------------------------------------------------------------------
                                                  2004         36,960            Nil            Nil
-----------------------------------------------------------------------------------------------------------------
Paul Arnison (Director)                           2002            Nil            Nil            Nil           Nil
                                          -----------------------------------------------------------------------
                                                  2003            Nil            Nil            Nil           Nil
                                          -----------------------------------------------------------------------
                                                  2004            Nil            Nil            Nil
-----------------------------------------------------------------------------------------------------------------

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

INDEPENDENT AUDITOR
Our amended Articles of Incorporation provide for the appointment by the shareholders of the Company of an independent auditor. The independent auditor's term expires at the close of the ordinary general meeting of shareholders convened with respect to the last fiscal year from the date of acceptance by the independent auditor. Currently, D&H Group LLP are our independent auditors.

INDEPENDENT DIRECTOR
Mr. Paul Arnison, PhD serves on the board as an independent director. We have appointed an additional director, Dr. Hyun Cho Chung.

D.   EMPLOYEES

EMPLOYMENT CONTRACTS WITH EMPLOYEES AND OFFICERS
The Company has entered into employment contracts, with its current employees. The Company has 2 (two) employees in the following areas:
General Manager and Senior Scientist (one person)
Technician (one person)

E.   SHARE OWNERSHIP

The following table sets forth certain information regarding the beneficial ownership of the common stock of the Company as of October 31, 2003 of: (a) each of the Company's directors and officers, and (b) all directors and officers of the Company, as a group:

------------------------------------------------------------------------------
                                                    SHARES      PERCENTAGE OF
NAME                                                 OWNED       SHARES OWNED
------------------------------------------------------------------------------
Sun Lee - President, Treasurer and a Director        1,317,500           10.5%
------------------------------------------------------------------------------
Nexgen Biotechnologies, Inc. (1)                     7,000,000           55.5%
------------------------------------------------------------------------------
James Macpherson, Secretary and Director                10,000         0.0001%
------------------------------------------------------------------------------
Paul Arnison, Director                                       0           0.00%
------------------------------------------------------------------------------
Hyun Cho Chung, Director                                     0           0.00%
------------------------------------------------------------------------------
All Executive Officer and Directors as a Group       1,327,500          10.53%
------------------------------------------------------------------------------

(1) Sun Lee is President and a major shareholder of Nexgen Biotechnologies, Inc.

ITEM 7.   MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.   MAJOR SHAREHOLDERS
The following table sets forth information with respect to the beneficial ownership of our shares as of October 31, 2004 by each person known to us to own beneficially more than five percent (5%) of our shares

--------------------------------------------------------------------
Name and address               Amount of Stock        Percentage
                              Beneficially Owned       of Class
--------------------------------------------------------------------
Penn Capital Canada Ltd.                 650,000                7.93
--------------------------------------------------------------------
World Cup Finance Ltd.                   550,000                6.71
--------------------------------------------------------------------
Song Do Chung                            500,000                6.10
--------------------------------------------------------------------
Mi Kyung Youn                            500,000                6.10
--------------------------------------------------------------------
Sun Lee                                1,317,500                10.5
--------------------------------------------------------------------
Nexgen Biotechnologies, Inc.           7,000,000                55.5
--------------------------------------------------------------------

There has been no change in these shareholdings during the past three years. All shares are shares of common stock and all have equal rights.

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

Not applicable

ITEM 8.   FINANCIAL INFORMATION

A.   CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See "Item 18- Financial Statements"

B.   SIGNIFICANT CHANGES
There has been no significant change since the October 31, 2004 financial statements.

ITEM 9.   THE OFFER AND LISTING

Not Applicable

ITEM 10.  ADDITIONAL INFORMATION

A.   SHARE CAPITAL

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

C.   MATERIAL CONTRACTS
None

D.   EXCHANGE CONTROLS
General

E.   TAXATION
The Company falls under Canadian taxation laws. Currently the Company has not had taxable income due to significant losses for tax purposes.

A.   DIVIDENDS AND PAYING AGENTS
Not Applicable

G.   STATEMENT BY EXPERTS
Not Applicable

H.   DOCUMENTS ON DISPLAY
Not Applicable

I.   SUBSIDIARY INFORMATION
See Item 18. Notes to Financial Statements

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--------------------------------------------------------------------
MARKET RISK DISCLOSURE
We are subject to market risk exposures due to fluctuations in exchange rates and interest rates. Changes in the foreign exchange rate between the CDN$ and the US$ may affect us due to the effect of such changes on any shareholder distributions to the shareholders using US$ as a main currency. Guardian denominates its financial statements in the United States dollars but conducts its daily affairs in Canadian dollars. We are not currently carrying significant amounts of short term or long-term debt. Upward fluctuations in interest rates increase the cost of additional debt and the interest cost of outstanding floating rate borrowings.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
----------------------------------------------------------------
Not applicable.

PART II

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
---------------------------------------------------------
The Company is not currently in default, arrears or delinquent with respect to any of its debt obligations or other responsibilities.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF
-----------------------------------------------------------------------------
PROCEEDS
--------

Not Applicable

ITEM 15.  CONTROLS AND PROCEDURES
---------------------------------
Based on their evaluation as of a date within 90 days of the filing date of this Annual Report on Form 20-F, the principal executive officers and directors of the Company have concluded that the disclosure controls and procedures of the Company as defined in Sec.Sec.240.13a-15(c) and 240.15d-15(c) of the Securities Exchange Act of 1934 (the Exchange Act) are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.
There were no significant changes in internal controls or in other factors of the Company that could significantly affect these controls subsequent to the date of their evaluation and up to the filing date of this Annual Report on Form 20-F. There were no significant deficiencies or material weaknesses, and therefore no corrective actions were taken or may occur and not be detected.

ITEM 16.  RESERVED
------------------
Not Applicable

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
------------------------------------------
The Company does not yet have an audit committee financial expert. The Company is in the formative stage and has focused its requirements on biotech experts for its board of directors. The Company intends to appoint a financial expert once commercial operations commence.

ITEM 16B. CODE OF ETHICS
------------------------
The Company does not have in place a written code of ethics that applies to its executive, financial or accounting officers or to persons performing similar functions. The Company is dependent upon its president to lead by example and has faith in his ability to do so. Once the Company becomes more diverse in its operations and where required by regulation, it intends to implement a code of ethics for its officers. The Company does not plan to grant any waiver, including an implicit waiver, from a provision of the code of business conduct and ethics to any person.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
------------------------------------------------
(a)Audit Fees
During the last two fiscal years, the Company paid $32,112.44 for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years.
(b)Audit-Related Fees
During the last two fiscal years, the Company paid $3,078.56 for professional services rendered by the principal accountant for the audit of the Company's annual financial statements or services normally provided in connection with statutory and regulatory filings for those fiscal years that are not reported under (a).
(c)Tax Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for tax compliance, tax advice and tax planning.
(d)All Other Fees
During the last two fiscal years, the Company paid $nil for professional services rendered by the principal accountant for services other than those described under (a) through (c).
(e) The Company's board of directors is currently acting as the audit committee. The board approves all of the services provided by the principal accountants.
(f)Percentage of work performed by persons other than the principal accountant's full-time, permanent employees: 0%

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
--------------------------------------------------------------------
Not Applicable

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
--------------------------------------------------------------------------------

During the year ended October 31, 2003, Nexgen Biotechnologies Inc. acquired an additional 2,000,000 shares of the Company for $200,000.00 ($0.10 per share). Nexgen is the parent company of Guardian and purchased the shares in a private transaction. The Company has no publicly announced plans or programs for the issuance or sale of its shares.

PART III
--------

ITEM 17.  FINANCIAL STATEMENTS
------------------------------
Not Applicable

ITEM 18.  FINANCIAL STATEMENTS
------------------------------

AUDITOR'S REPORTS

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

TO THE BOARD OF DIRECTORS
OF GUARDIAN BIOTECHNOLOGIES INC.
(A Development Stage Company)

We have audited the balance sheet of Guardian Biotechnologies Inc. (A Development Stage Company) as at October 31, 2002 and the statement of operations, the statement of cash flows and the statement of shareholders' equity for the period from incorporation on August 15, 2002 to October 31, 2002. These financial statements are the responsibilities of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of the material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for out opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2002 and the results of operations and its cash flows for the period referred to above in conformity with accounting principles generally accepted in the United States of America.

These financial statements have been prepared assuming the Company will continue as going concern. As discussed in note 1 to the financial statements, the Company has had no operations and has no established source of revenue and needs additional financing in order to complete its business plan. This raises substantial doubt about the ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Pannell Kerr Forster
Chartered Accountants

Vancouver, Canada
November 28, 2002

                                                               [GRAPHIC OMITTED]
AUDITORS' REPORT

To the Stockholders of
Guardian Biotechnologies Inc.

We have audited the balance sheets of Guardian Biotechnologies Inc. (A Development Stage Company) as at October 31, 2004 and 2003 and the statements of loss and comprehensive income, stockholders' equity and cash flow for the years then ended and for the period from inception on August 15, 2002 to October 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2004 and 2003 and the results of its operations and cash flow for the years and period then ended in accordance with United States generally accepted accounting principles.

The financial statements as at October 31, 2002, and for the period from inception on August 15, 2002 to October 31, 2002, were reported on by other auditors who expressed an opinion without reservation on those statements in their report dated November 28, 2002.


"D&H GROUP LLP"
Vancouver, B.C., Canada
April 27, 2005                                             CHARTERED ACCOUNTANTS

D&H GROUP LLP

A Partnership of Corporations

A Member of BHD Association with affiliated offices across Canada and Internationally
10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 [_] www.dhgroup.ca
[_] F (604) 731-9923 [_] T (604) 731-5881

                                                               [GRAPHIC OMITTED]


COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA - U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in
Note 1 to the financial statements. Our report to the stockholders dated April 27, 2005 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


"D&H GROUP LLP"
Vancouver, B.C., Canada
April 27, 2005                                             CHARTERED ACCOUNTANTS

D&H GROUP LLP

A Partnership of Corporations

A Member of BHD Association with affiliated offices across Canada and Internationally
10th Floor, 1333 West Broadway, Vancouver, B.C. V6H 4C1 www.dhgroup.ca F (604) 731-9923 T (604) 731-5881

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEETS
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------------------


                                                                        October 31,
                                                                ----------------------------
                                                                    2004           2003
                                                                -------------  -------------
ASSETS

CURRENT ASSETS
    Cash and cash equivalents                                   $     14,014   $    174,895
    Amounts receivable (Note 3)                                            -         11,623
    Due from related party                                                 -          1,248
                                                                -------------  -------------
                                                                      14,014        187,766

PROPERTY AND EQUIPMENT (Note 4)                                       57,711         63,957
                                                                -------------  -------------

                                                                $     71,725   $    251,723
                                                                =============  =============

LIABILITIES

CURRENT LIABILITIES
    Accounts payable and accrued liabilities                    $     50,911   $     21,922
    Due to director  (Note 7)                                         50,824              -
                                                                -------------  -------------

                                                                     101,735         21,922
                                                                -------------  -------------
COMMITMENT (Note 6)

STOCKHOLDERS' EQUITY

COMMON STOCK (Note 5) - Authorized
    100,000,000 shares; no par value; issued and outstanding:
      12,607,500     (2003 - 12,607,500)                             797,124        797,124

DEFICIT ACCUMULATED DURING
THE DEVELOPMENT STAGE                                               (865,667)      (594,355)

ACCUMULATED OTHER COMPREHENSIVE INCOME                                38,533         27,032
                                                                -------------  -------------

                                                                     (30,010)       229,801
                                                                -------------  -------------

                                                                $     71,725   $    251,723
                                                                =============  =============

GOING CONCERN (Note 1)

See accompanying notes to the financial statements


APPROVED BY THE BOARD                 DIRECTOR             DIRECTOR
                     ----------------         ------------          ------------

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(EXPRESSED IN U.S. DOLLARS)
---------------------------------------------------------------------------------------------------


                                                                                         Cumulative
                                                                         Period from           from
                                                                           inception      inception
                                                                          August 15,     August 15,
                                                                             2002 to        2002 to
                                            Year ended October 31,       October 31,    October 31,
                                             2004           2003                2002           2004
                                         -------------  -------------  -------------  -------------
EXPENSES
  Salaries and benefits                  $     59,402   $     34,905   $      2,118   $     96,425
  Depreciation of property and equipmen        10,466          5,307                        15,773
  Consulting (Note 7)                          36,960        282,056         92,253        411,269
  Office                                        8,346          8,748            527         17,621
  Research                                    146,105        169,263                       315,368
  Rent (Note 6)                                44,943         19,649            460         65,052
  Travel                                       14,198          9,667            946         24,811
  Professional fees                            21,721         13,288          1,903         36,912
  Foreign exchange loss (gain)                      -         (1,733)             -         (1,733)
                                         -------------  -------------  -------------  -------------
                                              342,141        541,150         98,207        981,498
                                         -------------  -------------  -------------  -------------

LOSS BEFORE OTHER INCOME                     (342,141)      (541,150)       (98,207)      (981,498)

OTHER INCOME
  Research grant                               70,829         45,002              -        115,831
                                         -------------  -------------  -------------  -------------

NET INCOME (LOSS) FOR THE PERIOD             (496,148)      (271,312)       (98,207)      (865,667)

OTHER COMPREHENSIVE INCOME (LOSS)
  Foreign currency translation                 11,501         28,704         (1,672)        38,533
                                         -------------  -------------  -------------  -------------

COMPREHENSIVE INCOME(LOSS)               $   (259,811)  $   (467,444)  $    (99,879)  $   (827,134)
                                         =============  =============  =============  =============

EARNINGS (LOSS) PER COMMON SHARE -
  BASIC AND DILUTED                      $      (0.02)  $      (0.06)  $      (0.03)
                                         =============  =============  =============

WEIGHTED AVERAGE NUMBER OF
  COMMON SHARES OUTSTANDING                12,607,500      8,449,041      3,831,169
                                         =============  =============  =============

See accompanying notes to the financial statements

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDERS' EQUITY
(EXPRESSED IN U.S. DOLLARS)
----------------------------------------------------------------------------------------------

                                                                      Deficit      Accumulated
                                                                  accumulated            other
                                       Common stock                during the    comprehensive
                              ------------------------------      development           income
                                  Shares          Amount                stage           (loss)
                              --------------  --------------  ---------------  ---------------
Inception, August 15, 2002    $               $            -  $            -   $            -
Common shares issued
  for cash                         7,000,000         318,569               -                -
Foreign currency translation               -               -               -           (1,672)
Net (loss) for the period                  -               -         (98,207)               -
                              --------------  --------------  ---------------  ---------------

Balance at,
  October 31, 2002                 7,000,000         318,569         (98,207)          (1,672)

Common shares issued to
  settle accounts payable          1,200,000          38,555               -                -
Common shares issued for
  cash                             4,407,500         440,000               -                -
Foreign currency translation               -               -               -           28,704
Net  (loss) for the year                   -               -        (496,148)               -
                              --------------  --------------  ---------------  ---------------

Balance at
  October 31, 2003                12,607,500         797,124        (594,355)          27,032
Foreign currency translation               -               -               -           11,501
Net  (loss) for the year                   -               -        (271,312)               -
                              --------------  --------------  ---------------  ---------------

Balance at
  October 31, 2004                12,607,500  $      797,124  $     (865,667)  $       38,533
                              ==============  ==============  ===============  ===============

See accompanying notes to the financial statements

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOW
(EXPRESSED IN U.S. DOLLARS)
-------------------------------------------------------------------------------------------------------------


                                                                                                   Cumulative
                                                                                  Period from            from
                                                                                 inception on    inception on
                                                                                   August 15,      August 15,
                                                                                      2002 to         2002 to
                                                    Year ended October 31,        October 31,     October 31,
                                                     2004           2003                 2002            2004
                                                 -------------  -------------  --------------  --------------

CASH FLOW USED IN OPERATING ACTIVITIES
  Net (loss)                                     $   (271,312)  $   (496,148)  $     (98,207)  $    (865,667)
  Adjustments to reconcile net cash (used) in
  operating activities
    Depreciation of property and equipment             10,466          5,307               -          15,773
    Accounts payable settled for common shares              -         38,555               -          38,555
    (Increase) Decrease in
      Amounts receivable                               11,623        (11,623)              -               -
      Due from related party                            1,248         (1,248)              -               -
    Increase (decrease) in
      Accounts payable and accrued liabilities         28,989        (18,574)         40,496          50,911
                                                 -------------  -------------  --------------  --------------
                                                     (218,986)      (483,731)        (57,711)       (760,428)
                                                 -------------  -------------  --------------  --------------

CASH FLOW FROM INVESTING ACTIVITIES
  Purchase of equipment                                (4,220)       (69,264)              -         (73,484)
                                                 -------------  -------------  --------------  --------------

CASH FLOW FROM FINANCING ACTIVITIES
  Due to a director                                    50,824              -               -          50,824
  Issue of common shares for cash                           -        440,000         318,569         758,569
                                                 -------------  -------------  --------------  --------------
                                                       50,824        440,000         318,569         809,393
                                                 -------------  -------------  --------------  --------------

INCREASE (DECREASE) IN CASH                          (172,382)      (112,995)        260,858         (24,519)

EFFECT OF FOREIGN CURRENCY
TRANSLATION                                            11,501         28,704          (1,672)        38,533

CASH AND CASH EQUIVALENTS,
beginning of period                                   174,895        259,186               -               -
                                                 -------------  -------------  --------------  --------------

CASH AND CASH EQUIVALENTS, end of period         $     14,014   $    174,895   $     259,186   $      14,014
                                                 =============  =============  ==============  ==============

CASH AND CASH EQUIVALENTS is comprised of:
  Cash                                           $      1,714   $    163,527   $     259,186
  Term deposit                                         12,300         11,368               -
                                                 -------------  -------------  --------------
                                                 $     14,014   $    174,895   $     259,186
                                                 =============  =============  ==============

See Note 10.

See accompanying notes to the financial statements

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

1.   GOING CONCERN

Guardian Biotechnologies Inc. (the "Company") was incorporated under the Canada Business Corporations Act on August 15, 2002 and is registered under The Business Corporation Act (Saskatchewan).

The Company's planned principal business operations are conducted in Canada and will include the development, and commercial exploitation, of therapeutic proteins for medical and veterinary use and for use in the production of industrial and cosmetic enzymes. The Company plans to distribute laboratory equipment; plastic consumable laboratory supplies and testing kits for use with genetically modified organisms. To date the Company has devoted substantially all of its efforts to developing a business plan and raising capital. The Company has not yet generated revenue from its planned principal business operations. As of October 31, 2004 the Company is considered a development stage company as defined by Statement of Financial Accounting Standards No. 7 ("SFAS No. 7").

The accompanying financial statements have been prepared on the basis of accounting principles applicable to a going concern, which contemplates the realization of assets and extinguishment of liabilities in the normal course of business. At October 31, 2004, the Company has incurred losses during the period from inception to October 31, 2004 of $ 827,134.

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

Cash equivalents
For purposes of reporting cash flows, the Company considers as cash equivalents all highly liquid investments with a maturity of three months or less at the time of purchase.

Guardian Biotechnologies Inc.
(A Development Stage Company)
NOTES TO THE FINANCIAL STATEMENTS
October 31, 2004 and 2003
(Expressed in U.S. Dollars)
--------------------------------------------------------------------------------


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Property and equipment
Property and equipment is initially recorded at cost. Expenditures incurred for replacement and betterment of property and equipment are capitalized when incurred. Maintenance and repairs are charged to expense as incurred. Depreciation is provided over the estimated useful lives of the property and equipment using the straight-line method at the following annual rates:

Laboratory equipment   -   10  years
Computer hardware      -    3  years
Office furniture       -    5  years

Impairment of long-lived assets
The Company has adopted Statement of Financial Accounting Standard ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" which requires that long-lived assets to be held and used be assessed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. SFAS No. 144 established a single accounting model for long-lived assets to be disposed of by sale.

Research and development
All research and development costs are expensed when incurred.

Stock-based compensation
In October 1995, the Financial Accounting Standards Board ("FASB") issued No. 123 "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. SFAS 123 encourages a fair value method of accounting for employee stock-based compensation and requires entities to adopt that method of accounting for its awards of stock-based compensation to non-employees. SFAS 123 allows an entity to continue to recognize employee stock-based compensation using the intrinsic value method as described in Accounting Pronouncement Bulletin Opinion No. 25 "Accounting for Stock Issued to Employees" ("APB 25"). The Company has elected to account for employee stock-based compensation as prescribed under APB 25. The Company has not issued any stock-based compensation as of October 31, 2004.

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

Earnings (loss) per share
Earnings (loss) per share is computed based on the weighted average number of common shares outstanding during each period. Convertible equity instruments, such as convertible preferred shares, stock options and stock purchase warrants would not be considered in the calculation of earnings (loss) per share as their inclusion would be anti-dilutive.

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

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


3.     AMOUNTS RECEIVABLE

                                               2004    2003
                                              ------  -------
     Recoverable Canadian federal excise tax  $    -  $ 9,369
     Other                                         -    2,254
                                              ------  -------

                                              $    -  $11,623
                                              ======  =======



4.   PROPERTY AND EQUIPMENT

                                              2004                         2003
                           -----------------------------------------  -------------
                                         Accumulated
                               Cost      depreciation       Net            Net
                           ------------  -------------  ------------  -------------
     Laboratory equipment  $     58,722  $       8,597  $     50,125  $      51,777
     Computer hardware           12,312          6,435         5,877          9,981
     Office furniture             2,450            741         1,709          2,199
                           ------------  -------------  ------------  -------------

                           $     73,484  $      15,773  $     57,711  $      63,957
                           ============  =============  ============  =============

5.   COMMON STOCK

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

During the year ended October 31, 2003 the Company issued:

     - 1,200,000 common shares to settle accounts payable of $ 38,555 ($0.03 per share) in November 2002, and
     - 4,407,500 common shares for cash of $440,000 ($0.10 per share) in July 2003, including 2,000,000 common shares issued to a corporation controlled by a director and 10,000 common shares issued to a director.

No common shares were issued during the year ended October 31, 2004

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


6.   COMMITMENT

The Company leases its premises under an operating lease that expires during the fiscal year ending October 31, 2007. The Company is obligated to make the following minimum rental payments under its operating lease in each of the fiscal years ending:

October 31, 2005  $  38,355
October 31, 2006     38,355
October 31, 2007     38,355
                  ---------

                  $ 115,065
                  =========

7.   RELATED PARTY TRANSACTIONS

During the year ended October 31, 2004 the Company paid $36,960 (2003 - $116,193: 2002 - $ Nil) to a director for consulting fees.

A director has advanced $50,824, with out fixed terms of repayment and without interest.

8.   FINANCIAL INSTRUMENTS

Credit risk
Cash, amounts receivable and the amount due from related party expose the Company to credit risk. The Company minimizes its exposure to credit risk by transacting with parties that are believed to be credit worthy. The Company maintains cash accounts at one Canadian chartered bank, thereby minimizing exposure for deposits in excess of federally insured amounts. The Company believes credit risk associated with cash is remote.

Fair value
The fair value of cash, amounts receivable, the amounts due from related party, due to a director and accounts payable and accrued liabilities is approximated by their book values due to their short terms to maturity.

9.   INCOME TAXES

At October 31, 2004 the Company had non-capital losses for Canadian income tax purposes of approximately $865,000 that may reduce future taxable income through to 2011. The loss carryforwards are subject to review by the Canada Revenue Agency.

The Company has fully reserved the $250,000 potential income tax benefit of the loss carryforwards by a valuation allowance of the same amount, as there is no reasonable assurance the benefit will be realized. Of the total potential income tax benefit, $77,000 is attributable to 2004.

There are no significant temporary differences at October 31, 2004.

GUARDIAN BIOTECHNOLOGIES INC.
(A DEVELOPMENT STAGE COMPANY)
NOTES TO THE FINANCIAL STATEMENTS
OCTOBER 31, 2004 AND 2003
(EXPRESSED IN U.S. DOLLARS)
--------------------------------------------------------------------------------


10.  SUPPLEMENTAL CASH FLOW INFORMATION

The Company conducted non-cash transactions as follows:

                                                         2004      2003
                                                      ---------  ---------
     Operating activities
         Settlement of accounts payable and accrued
         liabilities by issue of common shares        $      -   $(38,555)

     Financial activities
         Common shares issued to settle accounts
         payable and accrued liabilities                     -     38,555
                                                      ---------  ---------

                                                      $      -   $      -
                                                      =========  =========

     The Company has paid no interest or income taxes.


ITEM  19.  EXHIBITS
None

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                                Guardian Biotechnologies Inc.
                                                  By: /s/ Sun Lee
                                                      -----------

                                                  Name:  Sun Lee
                                                  Title : President, director


Date: May 5, 2005
     ------------